Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK OF

WILLIAM LYON HOMES

AT $93.00 NET PER SHARE BY WILLIAM LYON

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON THURSDAY, APRIL 13, 2006, UNLESS EXTENDED.

William Lyon (the “Offeror”), Chairman of the Board and Chief Executive Officer of William Lyon Homes, a Delaware corporation (“Lyon Homes”), is offering to purchase, at a price of $93.00 per share net to the seller in cash without interest, all outstanding shares of the common stock, par value $0.01 per share (“Common Stock” or the “Shares”), of Lyon Homes not otherwise owned by the Offeror immediately prior to the commencement of the tender offer, on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended from time to time, constitute the “Offer”). The Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “WLS.”

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Offer is subject to, among other conditions, (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires at least a majority of the outstanding Shares, including Shares issued upon the exercise of vested options prior to the expiration of the Offer, not owned by the Offeror, The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust (the “Trusts”) or the officers and directors of Lyon Homes immediately prior to the commencement of the Offer, (ii) the additional condition that sufficient Shares are tendered in the Offer such that the tendered Shares, together with the Shares already owned by the Offeror and the Trusts, would represent at least 90% of the Shares outstanding upon expiration of the Offer, and (iii) receipt by the Offeror of the proceeds under his financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc. The Offeror owns 4,115,437 Shares, which represents approximately 47.6% of the outstanding Shares as of February 28, 2006, and the Offeror controls the voting of 4,363,145 Shares, which represents approximately 50.4% of the outstanding Shares as of February 28, 2006. The Offeror and the Trusts together own 6,196,133 Shares, which represents approximately 71.6% of the outstanding Shares as of February 28, 2006. The Offer is also subject to certain other conditions described in “The Offer—Section 12. Conditions to the Offer.”

Any stockholder desiring to tender all or any portion of such stockholder’s Shares in the Offer should either (i) complete and sign the related Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder’s signature thereon guaranteed (if required by the instructions to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to Computershare Trust Company of New York, the depositary for the Offer (the “Depositary”), and either deliver the certificates for such Shares along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3. Procedures for Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

Any stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3. Procedures for Tendering Shares.”

Questions or requests for assistance and requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to Georgeson Shareholder Communications Inc., the information agent for the Offer, or Lehman Brothers Inc., the dealer manager for the Offer, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Stockholders may also contact brokers, dealers, banks, trust companies or other nominees for assistance concerning the Offer.

The Dealer Manager for the Offer is:

The date of this Offer to Purchase is March 17, 2006

SUMMARY TERM SHEET

William Lyon is offering to purchase all of the outstanding shares of common stock of William Lyon Homes not otherwise owned by him for $93.00 per share net to the seller in cash, without interest, less any required withholding taxes. This document refers to William Lyon Homes as “ Lyon Homes,” William Lyon as the “Offeror,” and The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust as the “Trusts.” Following are some of the questions that you, as a stockholder of Lyon Homes, may have and answers to those questions.

This summary highlights the most material information from this offer to purchase, but might not include all of the information that is important to you. The Offeror urges you to read carefully this entire offer to purchase and the related letter of transmittal to understand the offer fully and for a more complete description of the terms of the offer.

Who is offering to buy my shares of Lyon Homes common stock?

William Lyon is Chairman of the Board and Chief Executive Officer of Lyon Homes. See “Special Factors—Section 9. Security Ownership of Certain Beneficial Owners” and “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon” for more detailed information.

What are the classes and amounts of securities sought in the offer?

The Offeror is seeking to purchase all of the outstanding shares of common stock of Lyon Homes not otherwise owned by the Offeror. See “Introduction.” As of February 28, 2006, based on information provided by Lyon Homes, there were outstanding 8,652,067 shares of common stock of Lyon Homes, as well as vested options to purchase 50,000 shares of common stock of Lyon Homes which were “in-the-money” (based on the $93.00 net cash per share offer price). The Trusts have agreed that they will not tender their shares in the offer. See “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares.”

How much are you offering to pay for my shares and what will be the form of payment?

The Offeror is offering to pay $93.00 per share of Lyon Homes common stock, net to you in cash without interest. This price represents a premium of approximately 22.9% over the $75.70 per share closing price on the NYSE on March 16, 2006, the last trading day prior to the date the Offeror commenced the offer.

Are you obligated to purchase the shares I tender?

The Offeror is obligated to purchase the shares of Lyon Homes common stock validly tendered in the offer if:

•	a majority of the outstanding shares of Lyon Homes common stock not owned by the Offeror or the Trusts or the officers and directors of Lyon Homes prior to commencement of the offer, including shares issued upon the exercise of vested options prior to the expiration of the offer, are validly tendered in the offer and not withdrawn;

•	sufficient shares of Lyon Homes common stock are validly tendered in the offer and not withdrawn such that the tendered shares, together with the shares already owned by the Offeror and the Trusts, would represent at least 90% of the shares of Lyon Homes common stock outstanding upon the expiration of the offer (sometimes referred to as the “90% condition”);

•	the Offeror receives the proceeds under his financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc.; and

•	the other conditions to the offer described in this Offer to Purchase are satisfied.

Each of these conditions (except for the first condition identified above, which is sometimes referred to as a “majority of the minority condition”) may be waived by the Offeror in his discretion, in which case the Offeror will purchase the tendered shares even if such conditions are not satisfied. If the Offeror waives any condition, he will ensure that the offer will remain open for at least the minimum number of days required by applicable law and, if necessary, will extend the expiration date of the offer. See “The Offer—Section 12. Conditions to the Offer.”

What is the purpose of the offer and the merger?

The Offeror is seeking to acquire the entire equity interest in Lyon Homes, and the offer is the first step in such acquisition. If the offer is completed and the 90% condition is satisfied, then the Offeror and the Trusts will simultaneously contribute the shares of Lyon Homes common stock owned by them (including shares acquired by the Offeror in the offer) to a new Delaware corporation, which will merge with and into Lyon Homes without the consent of or prior notice to the Lyon Homes board of directors and stockholders. In the merger, stockholders of Lyon Homes will be entitled to receive the same price per share of Lyon Homes common stock paid in the offer, or $93.00 net per share in cash. The purpose of the second-step merger is to acquire all outstanding shares of common stock not already owned by the Offeror or the Trusts or tendered and purchased pursuant to the offer. If the offer is successful and the 90% condition is satisfied, the merger will be consummated as promptly as practicable. See “Special Factors—Section 4. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives to the Offer.”

Will the offer be followed by a merger if not all of the publicly-traded shares are tendered in the offer?

If the majority of the minority condition is not satisfied, all previously tendered shares will be returned to tendering stockholders, and the merger will not take place.

If the majority of the minority condition is satisfied, the other conditions to the offer are satisfied (including the 90% condition) or waived and shares are purchased in the offer, then the Offeror expects that the merger will take place as soon as practicable following the consummation of the offer. See “The Offer—Section 12. Conditions to the Offer.”

Do you have the financial resources to pay for the shares?

The Offeror needs approximately $267,000,000 to purchase all of the shares of Lyon Homes common stock (including shares that may be acquired pursuant to the exercise of currently outstanding in-the-money options to purchase shares) not otherwise owned by the Offeror or the Trusts in the offer and the merger, to pay the related fees and expenses, to fund an interest reserve requirement imposed by his lenders and to pay amounts necessary to settle two variable prepaid forward contracts that were previously entered into by the Offeror and the 1987 Trust. See “The Offer—Section 10. Transactions and Arrangements Concerning the Shares.” The Offeror plans to use the proceeds of a financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc. (together, “Lehman”) to consummate the offer and the merger and pay such fees and expenses.

The Offeror has obtained a financing commitment from Lehman to provide the Offeror with up to $267,000,000 in debt financing in connection with the offer and the merger. The Offeror believes that the proceeds of the Lehman financing will be sufficient to fund the acquisition of all shares tendered in the offer, the payment for any remaining shares in the merger, the payment of related fees and expenses, the funding of the interest reserve requirement and the payment of amounts due upon settlement of the variable prepaid forward contracts.

The offer is conditioned upon the Offeror receiving the proceeds under his financing commitment from Lehman, such receipt being subject to various conditions in the commitment letter being met. There is a possibility that the Offeror will not obtain such funds due to those conditions. See “The Offer—Section 9. Source and Amount of Funds.”

How long do I have to decide whether to tender in the offer?

You will have until 12:00 Midnight, New York City time, on Thursday night, April 13, 2006, to decide whether or not to tender your shares of Lyon Homes common stock in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3. Procedures for Tendering Shares.”

Can the offer be extended and, if so, under what circumstances?

The Offeror may extend the offer from time to time if certain conditions to the offer have not been satisfied or waived. If less than 90% of the outstanding shares of Lyon Homes common stock held by stockholders other than the Offeror and the Trusts have been accepted for payment, the Offeror may offer a “subsequent offering period” not to exceed 20 business days in accordance with applicable law. See “The Offer—Section 1. Terms of the Offer; Expiration Date.”

How will I be notified if the offer is extended?

If the Offeror extends the offer, he will inform the depositary of that fact and will also make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was previously scheduled to expire.

How do I tender my shares?

To tender your shares of Lyon Homes common stock, you must deliver the certificates evidencing your shares, together with a completed Letter of Transmittal, to the depositary not later than the time the offer expires, or tender your shares through the procedures for book-entry transfer set forth in “The Offer—Section 3. Procedures for Tendering Shares.” If your shares are held in street name (that is, through a broker, dealer, commercial bank or other nominee), the shares can be tendered by your nominee through The Depository Trust Company. If your share are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your shares. If you are not able to deliver any required items to the depositary by the expiration of the offer, you may have a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three NYSE trading days following the date of execution of the required Notice of Guaranteed Delivery. However, the depositary must receive the missing items within that three-day period or you will not be able to tender your shares in the offer. See “The Offer—Section 3. Procedures for Tendering Shares.”

Until what time can I withdraw previously tendered shares?

You can withdraw previously tendered shares at any time until the offer has expired and, if the Offeror has not agreed to accept your shares for payment by May 15, 2006, you can withdraw your shares at any time until the Offeror does accept your shares for payment. This right to withdraw will not apply to any subsequent offering period. See “The Offer—Section 4. Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw previously tendered shares, you must deliver a written notice of withdrawal, or a facsimile of such a notice, to the depositary while you still have the right to withdraw the shares. The notice must contain certain required information. See “The Offer—Section 4. Withdrawal Rights.”

Will I have to pay any fees or commissions if I tender my shares?

If you are the registered holder of your shares of Lyon Homes common stock and you tender your shares directly to the depositary for the offer, you will not have to pay any brokerage fees or commissions or incur similar expenses. If you hold your shares of Lyon Homes common stock through a broker, bank or other nominee which tenders your shares on your behalf, your broker, bank or other nominee may charge you a fee or commission for doing so. You should consult your broker, bank or other nominee to determine whether or not any charges will apply. See “The Offer—Section 3. Procedures for Tendering Shares.”

Is the offer supported by the Lyon Homes board of directors?

The Offeror commenced this offer without first seeking the approval of the Lyon Homes board of directors. As of the date of this Offer to Purchase, the Lyon Homes board of directors has not, to the Offeror’s knowledge, made a determination as to whether it would recommend that stockholders tender their shares in the offer. The Lyon Homes board of directors is required to communicate its determination in this regard to the stockholders within ten business days of the date of this Offer to Purchase.

Following the offer, will Lyon Homes continue as a public company?

If the offer is successfully consummated and the 90% condition is satisfied, then the merger will be effected as promptly as practicable following expiration of the offer, and Lyon Homes will then cease to be a public company. If for any reason the merger does not take place, the number of holders of shares, and the number of shares that are still publicly owned, may be so small that the outstanding shares will no longer be listed on the NYSE. See “The Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

What will I receive for my shares in the merger if I do not tender my shares in the offer and I do not exercise appraisal rights?

If the merger takes place, stockholders who do not tender their shares in the offer and do not exercise appraisal rights will be entitled to receive $93.00 net per share of Lyon Homes common stock in cash in connection with the merger, which is the same consideration the Offeror is offering in the offer.

Will I have the right to have my shares appraised?

If you tender your shares of Lyon Homes common stock in the offer, you will not be entitled to exercise statutory appraisal rights under Delaware law. If you do not tender your shares in the offer and the merger is consummated, you will have a statutory right to demand payment of the judicially appraised fair value of your shares plus a fair rate of interest, if any, from the date of the merger, subject to your satisfaction for the valid exercise and protection of this right under the General Corporation Law of the State of Delaware. This value may be more than, less than or the same as the $93.00 net per share in cash being offered in the offer. See “Special Factors—Section 7. Appraisal Rights.”

When does the Offeror intend to complete the offer and the merger?

The Offeror hopes to complete the offer on April 13, 2006, the initial scheduled expiration date. However, the Offeror may extend the offer if the conditions to the offer have not been satisfied at the scheduled expiration date or if the Offeror is required to extend the offer by the rules of the SEC. If the offer is successfully consummated and the 90% condition is satisfied, the merger will be completed as promptly as practicable after completion of the offer.

If I decide not to tender, how will the offer affect my shares?

If the merger takes place, stockholders not tendering in the offer will be entitled to receive the same amount of cash per share of Lyon Homes common stock that they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, unless you properly exercise your appraisal rights under Delaware law, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares in the offer. If for any reason the offer is consummated but the merger does not take place, the number of holders of shares, and the number of shares that are still publicly owned, may be so small that the outstanding shares will no longer be listed on the NYSE (or on any other active public trading market). See “The Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

How will my stock options be treated in the offer and the merger?

If you hold vested stock options issued by Lyon Homes, you may accept the offer in relation to the shares of Lyon Homes common stock issued upon exercise of such options so long as, prior to the expiration of the offer:

•	you have validly exercised your Lyon Homes options;

•	you have completed the payments required upon the exercise of your Lyon Homes options; and

•	you tender the shares issued upon exercise of your Lyon Homes options in accordance with the terms of the offer.

Following the completion of the offer, if you hold Lyon Homes options, regardless of whether they are vested or unvested, and if the merger takes place, as part of the merger your options will be canceled and, in exchange therefor, you will receive a cash payment with respect to each share of Lyon Homes common stock subject to each such option in an amount equal to the excess, if any, of the consideration being paid to other Lyon Homes stockholders in the merger ($93.00 net per share in cash) over the per share exercise price of each such option. The right to receive the option cash payment will be subject to the prior execution of all necessary written consents and releases as determined by the Offeror.

What is the market value of my shares as of a recent date?

On March 16, 2006, the last trading day before the Offeror commenced the offer, the closing price per share of Lyon Homes common stock reported on the NYSE was $75.70. The Offeror advises you to obtain a recent quotation for the shares of Lyon Homes common stock in deciding whether to tender your shares. See “The Offer—Section 6. Price Range of the Shares; Dividends.”

Whom can I contact if I have questions about the offer?

You can contact the information agent for the offer, Georgeson Shareholder Communications Inc., at its address and telephone number set forth on the back cover of this Offer to Purchase. You can also contact the dealer manager for the offer, Lehman Brothers Inc., at its address and telephone number set forth on the back cover of this Offer to Purchase.

INTRODUCTION

William Lyon (the “Offeror”), Chairman of the Board and Chief Executive Officer of William Lyon Homes (“Lyon Homes”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Common Stock” or the “Shares”), of Lyon Homes not otherwise owned by the Offeror immediately prior to the commencement of the tender offer at $93.00 per Share, net to the seller in cash, without interest (the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended from time to time, constitute the “Offer”).

The purpose of the Offer is to enable the Offeror to acquire as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Lyon Homes. Immediately following consummation of the Offer, if the 90% condition is satisfied, the Offeror, The William Harwell Lyon 1987 Trust (the “1987 Trust”) and The William Harwell Lyon Separate Property Trust (the “Separate Property Trust,” and together with the 1987 Trust, the “Trusts”) will simultaneously contribute the Shares owned by them to a new Delaware corporation to be formed after consummation of the Offer, which will be merged with Lyon Homes (the “Merger”) pursuant to the short form merger provisions under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the Merger, Lyon Homes will continue as the surviving entity under the DGCL (the “Surviving Corporation”) and will be a privately held company, owned only by the Offeror and the Trusts. At the time the Merger becomes effective, each then outstanding Share, other than (i) Shares held by the newly formed corporation, which Shares, by virtue of the Merger, will be cancelled and will cease to exist with no payment being made with respect thereto, and (ii) held by holders who properly exercise their appraisal rights in accordance with the DGCL, will, by virtue of the Merger and without any action on the part of the holders of such Shares, be cancelled and converted into the right to receive in cash an amount per Share equal to the Offer Price, without interest, less any required withholding tax upon the surrender of the certificate(s) representing such Shares.

This Offer is conditioned upon the fulfillment of all of the conditions described in “The Offer—Section 12. Conditions to the Offer,” including the following:

•	the non-waivable condition that a majority of the outstanding Shares not owned by the Offeror or the Trusts or the officers and directors of Lyon Homes prior to commencement of the Offer, including Shares issued upon the exercise of vested options prior to the expiration of the Offer, are validly tendered in the Offer and not withdrawn (the “Majority of the Minority Condition”);

•	the condition that sufficient Shares are validly tendered in the Offer and not withdrawn such that the tendered Shares, together with the Shares already owned by the Offeror and the Trusts, would represent at least 90% of the Shares outstanding upon expiration of the Offer (the “90% Condition”); and

•	the condition that the Offeror has received the proceeds under his financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc. (the “Financing Condition”).

The Offeror currently owns 4,115,437 Shares, which represents approximately 47.6% of the outstanding Shares as of February 28, 2006, and the Offeror controls the voting of 4,363,145 Shares, which represents approximately 50.4% of the outstanding Shares as of February 28, 2006. Holders of shares of Common Stock are entitled to one vote per share. The Offeror and the Trusts together own 6,196,133 Shares, which represents approximately 71.6% of the outstanding Shares as of February 28, 2006. Based on the foregoing and the 8,652,067 shares of Common Stock outstanding as of February 28, 2006, and assuming the exercise of all outstanding options prior to consummation of the Offer, if the Offeror acquires approximately 1,104,114 Shares in the Offer, the Majority of the Minority Condition (as defined in below) would be met, and if he acquires approximately 1,635,727 Shares in the Offer, the 90% Condition would be met.

The Offer will expire at 12:00 Midnight, New York Time, on Thursday night, April 13, 2006, unless the Offer is extended as described herein. The Offeror reserves the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) or the “Commission”) to amend or waive any one or more of the terms and conditions of the Offer (except the Majority of the Minority Condition) or to terminate this Offer at any time.

You will not be obligated to pay brokerage fees or commissions, unless your Shares are held through a broker or other nominee who tenders your Shares on your behalf or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Offeror pursuant to the Offer. The Offeror will pay all charges and expenses incurred in connection with the Offer by Georgeson Shareholder Communications Inc., which is acting as the information agent for the Offer (the “Information Agent”), Lehman Brothers Inc., which is acting as the dealer manager for the Offer (the “Dealer Manager”), and Computershare Trust Company of New York, which is acting as the depositary for the Offer (the “Depositary”).

Under applicable SEC rules, Lyon Homes will be required to make a recommendation, state that it is neutral, or state that it is unable to take a position with respect to the Offer, and file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 describing its position (if any), and certain related matters, no later than ten business days from the date of this Offer to Purchase. Lyon Homes is also required to send you a copy of its Schedule 14D-9.

This Offer to Purchase and the documents incorporated by reference herein contain forward-looking statements, including statements that contain the words “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates,” “may,” “will,” “could,” “should” and other similar words and phrases, statements regarding the intent, belief or current expectations of the Offeror, and the information under the captions “Special Factors—Section 12. Lyon Homes Financial Projections” and “The Offer—Section 7. Certain Information Concerning Lyon Homes.” Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Neither the Offeror nor William H. Lyon undertakes any obligation to update the forward-looking statements contained in this Offer to Purchase, the related Letter of Transmittal or in any document incorporated by reference herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Except as otherwise set forth herein, the information concerning Lyon Homes contained in this Offer to Purchase and incorporated herein by reference has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Neither the Offeror nor William H. Lyon assumes any responsibility for the accuracy or completeness of the information concerning Lyon Homes contained in such documents and records or for any failure by Lyon Homes to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror or William H. Lyon.

William H. Lyon is a director and the Vice President and Chief Administrative Officer of Lyon Homes, the son of William Lyon and the sole beneficiary of the Trusts.

Stockholders are urged to read this Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender their Shares.

SPECIAL FACTORS

1. Background of the Offer; Contacts with Lyon Homes

Prior to November 1999, the Offeror was Chairman of the Board and Chief Executive Officer of a company formerly called William Lyon Homes, Inc. (“WLHI”), and was Chairman of the Board of The Presley Companies (“Presley”).

On October 7, 1999, WLHI , the Offeror and William H. Lyon entered into a purchase agreement (the “Purchase Agreement”) with Presley and its subsidiary, Presley Homes. Pursuant to the Purchase Agreement, Presley Homes acquired all the real estate and related assets of WLHI; the Offeror and William H. Lyon commenced a tender offer for a portion of the outstanding Class A common stock of Presley; WLHI agreed to acquire directly shares of Class B common stock of Presley; and Presley was merged with and into one of its wholly owned subsidiaries. Following the transaction, the surviving corporation of the Merger changed its name to William Lyon Homes and became the current Lyon Homes. Immediately following the transaction, the Offeror and the 1987 Trust (of which William H. Lyon is a beneficiary) owned approximately 49.9% of Lyon Homes’ outstanding common stock. Following the transaction, the Offeror has served as Chairman of the Board and Chief Executive Officer of Lyon Homes.

Since 1999, the Offeror has increased his beneficial ownership of Lyon Homes through a combination of Share purchases (including the transaction with Bricoleur Capital Management, LLC described below under the heading “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”) and as a result of the Lyon Homes stock repurchase program. In addition, on May 31, 2002, the Offeror entered into a voting agreement with Wade H. Cable, President of Lyon Homes, and Wade H. Cable and Susan M. Cable, as Trustees of the Cable Family Trust, pursuant to which Mr. Cable and the Cable Family Trust agreed to vote or cause to be voted the Shares owned by them in accordance with the Offeror’s instructions. See “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares.”

On April 26, 2005, the Offeror sent a letter to the Lyon Homes board of directors in which he proposed acquiring the outstanding publicly held minority interest of Lyon Homes at $82 per share in cash. On April 26, 2005, the Offeror issued a press release announcing the proposal and indicating that the proposal was contingent upon approval by the Lyon Homes board of directors or a duly appointed special committee. On April 26, 2005, Lyon Homes issued a press release announcing that it had formed a special committee (the “Special Committee”) to evaluate the Offeror’s proposal.

On April 26, 2005, the Offeror engaged Lehman Brothers Inc. to act as his financial advisor in connection with a possible acquisition of Lyon Homes.

On or about May 25, 2005, the Special Committee retained legal and financial advisors in connection with the Offeror’s proposal.

On June 20, 2005, the Special Committee communicated to the Offeror that his offer at $82 per share was inadequate.

On June 28, 2005, the Offeror issued a press release announcing his decision to withdraw his initial proposal to acquire the remaining Shares of Lyon Homes. The Offeror also announced that while he remained interested in negotiating a transaction for the acquisition of the remaining Shares, he did not intend to make a new proposal at the Shares’ then-current trading levels.

On July 25, 2005, Lyon Homes issued a press release announcing that the Lyon Homes board of directors had disbanded the Special Committee which had been formed to consider the Offeror’s proposal.

On July 25, 2005, the Offeror issued a press release announcing that he was ending his efforts at that time to take Lyon Homes private, but indicating that if market conditions changed, he may revisit the possibility of a transaction.

The Offeror commenced this Offer on March 17, 2006.

2. Position of Lyon Homes Regarding Fairness of the Offer

The Offeror commenced this Offer without first seeking the approval of the Lyon Homes board of directors. Under applicable SEC rules, Lyon Homes will be required to make a recommendation, state that it is neutral, or state that it is unable to take a position with respect to the Offer, and file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 describing its position (if any), and certain related matters, no later than ten business days from the date of this Offer to Purchase. Lyon Homes is also required to send you a copy of its Schedule 14D-9. The Offeror urges you to carefully review the Schedule 14D-9 when it becomes available.

3. Position of the Offeror and William H. Lyon Regarding the Fairness of the Offer and the Merger

Each of the Offeror and William H. Lyon believes, and has separately determined, that the Offer and the Merger are both financially and procedurally fair to Lyon Homes’ stockholders who are not affiliated with the Offeror. The Offeror and William H. Lyon base their beliefs on the following factors, each of which, in their respective judgment, supports their views as to the fairness of the Offer and the Merger.

•	Each Lyon Homes stockholder can individually determine whether to tender shares in the Offer, and the Offeror believes that the Lyon Homes stockholders are capable of evaluating the fairness of the Offer.

•	The $93.00 per Share cash consideration payable in the Offer represents a 22.9% premium to the closing price on March 16, 2006, the last trading day prior to commencement of the Offer, a 25.3% premium to the average closing price for the one week prior to commencement of the Offer and a 16.5% premium to the average closing price for the four weeks prior to commencement of the Offer.

•	The Offer Price is all cash, which eliminates uncertainties in valuing the consideration.

•	The Offer is conditioned on the non-waivable condition that a majority of the outstanding Shares not directly or indirectly owned by the Offeror or the Trusts or the officers and directors of Lyon Homes prior to commencement of the Offer, including Shares issued upon the exercise of vested options prior to the expiration of the Offer, are validly tendered in the Offer and not withdrawn. Accordingly, approximately 1,104,114 of the Shares not owned by the Offeror and the Trusts would need to be validly tendered and not withdrawn to satisfy the Majority of the Minority Condition.

•	The Offer and the Merger would shift the risk of the future financial performance of Lyon Homes from the public stockholders, who do not have the power to control decisions made as to Lyon Homes’ business, entirely to the Offeror, who will have the power to control Lyon Homes’ business.

•	Lyon Homes stockholders who elect not to tender their Shares in the Offer will be entitled to receive the same consideration in the Merger that the Offeror pays in the Offer, subject to their right to exercise their appraisal rights under the DGCL.

•	The tender offer structure provides an expeditious means for the Lyon Homes stockholders to receive the Offer Price in cash.

•	The Offer provides the opportunity for registered Lyon Homes stockholders to sell their shares without incurring brokerage and other costs typically associated with market sales.

•	The Offeror and William H. Lyon believe that each of the foregoing observations is relevant to all of the Lyon Homes stockholders who are not affiliated with the Offeror.

The Offeror and William H. Lyon also considered the following factors, each of which they considered to be negative, in their deliberations concerning the fairness of the terms of the Offer and the Merger:

•	Following the successful completion of the Offer and the Merger, the Lyon Homes stockholders would cease to participate in the future earnings or growth, if any, of Lyon Homes or benefit from increases, if any, in the value of their holdings of Lyon Homes.

•	As to the Offer Price, the financial interests of the Offeror are adverse to the financial interests of the Lyon Homes stockholders. In addition, officers and directors of Lyon Homes have actual or potential conflicts of interest in connection with the Offer and the Merger described below under “Special Factors—Interests of Certain Persons in the Offer.”

•	The tender of the Shares and receipt of the $93.00 net per Share in cash by Lyon Homes stockholders in the Offer is generally taxable to Lyon Homes stockholders.

•	There is a risk that conditions to the Offer, including the Financing Condition, may not be satisfied and, therefore, that the Shares may not be purchased pursuant to the Offer and that the Merger may not be consummated.

The foregoing discussion of the information and factors considered by the Offeror and William H. Lyon is not intended to be exhaustive, but includes all material factors that the Offeror and William H. Lyon considered. In view of the variety of factors considered in connection with their evaluation of the Offer and the Merger, the Offeror and William H. Lyon did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determination and recommendation.

The Offeror’s and William H. Lyon’s views as to the fairness of the Offer and the Merger should not be construed as a recommendation as to whether or not you should tender your Shares.

Neither the Offeror nor William H. Lyon has retained an investment banking firm or any other person to render a report, opinion or appraisal regarding the fairness of the Offer and the Merger. However, the Offeror and William H. Lyon are familiar with the business of Lyon Homes, have extensive experience in the homebuilding industry and, on the basis of this expertise, believe that the Offer price of $93.00 net per Share in cash without interest is financially fair to Lyon Homes stockholders (other than the Offeror and his affiliates).

4. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives to the Offer.

The Offeror is seeking to acquire the entire equity interest in Lyon Homes. The Offer is the first step in the acquisition of Lyon Homes. Following the consummation of the Offer, if the 90% condition is satisfied, the Offeror and the Trusts will simultaneously contribute the Shares owned by them (including the Shares acquired by the Offeror in the Offer) to a new Delaware corporation to be formed after consummation of the Offer, which will then merge with Lyon Homes in a “short-form” merger pursuant to Section 253 of the DGCL. The purpose of the second-step merger is to acquire all of the Shares not already owned by the Offeror or the Trusts or tendered and purchased pursuant to the Offer.

In a short-form merger, neither the approval of any holder of Shares nor the approval of the Lyon Homes board of directors would be required. Upon consummation of the second-step merger, Lyon Homes would be wholly owned by the Offeror and the Trusts and controlled by the Offeror.

Reasons of the Offeror and William H. Lyon for the Offer and the Merger. The Offeror, in reaching his decision to make the Offer and to seek to effect the Merger, and William H. Lyon, in evaluating the Offer and the Merger, considered the following material factors:

•	the matters described under “Special Factors—Section 3. Position of the Offeror and William H. Lyon Regarding the Fairness of the Offer and the Merger;”

•	the fact that the Offeror is Lyon Homes’ single largest stockholder, owning approximately 47.6% of Lyon Homes’ outstanding Common Stock and having voting control over 50.4% of the outstanding Common Stock;

•	the elimination of some additional burdens on management associated with Lyon Homes’ status as a company with publicly traded common stock, including, for example, the dedication of time and resources by Lyon Homes’ management and board of directors necessary to respond to stockholder and analyst inquiries and maintain investor and public relations;

•	the decrease in costs associated with being a company with publicly traded common stock (such as the costs associated with publishing and distributing annual reports and proxy statements to stockholders and complying with the Sarbanes-Oxley Act of 2002); and

•	the greater flexibility for Lyon Homes’ management to focus on long-term business goals.

Alternatives to the Offer. The Offeror and William H. Lyon considered alternatives to structuring the transaction as a tender offer followed by a merger. In determining to structure the transaction as a tender offer followed by a merger, the Offeror and William H. Lyon considered the following:

•	In the Offer, each unaffiliated stockholder would individually determine whether to accept cash in exchange for their Shares.

•	If sufficient Shares are validly tendered in the offer and not withdrawn such that the tendered Shares, together with the Shares already owned by the Offeror and the Trusts, would represent at least 90% of the Shares outstanding upon expiration of the Offer, the Offeror expects to effect a short-form merger to acquire the remaining Shares, which will not require the approval of the Lyon Homes board of directors or stockholders.

•	A tender offer followed by a merger would permit the Offeror to acquire the remaining interest in Lyon Homes that he and the Trusts do not already own on an expeditious basis and provide the stockholders that are unaffiliated with the Offeror with a prompt opportunity to receive cash in exchange for their Shares.

•	Unaffiliated stockholders who do not tender their Shares in the Offer could exercise their appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL.

After considering the advantages and disadvantages of the various structures for acquiring the minority stockholder interest in Lyon Homes, the Offeror and William H. Lyon decided to structure the transaction as a tender offer for all of the Shares of Lyon Homes not already owned by the Offeror, to be followed by a merger.

5. The Merger; Plans for Lyon Homes After the Offer and the Merger; Certain Effects of the Offer

As a result of the Offer, the direct and indirect interest of the Offeror in Lyon Homes’ net book value and net earnings will increase to the extent of the number of Shares acquired pursuant to the Offer. Following consummation of the Offer, if the 90% condition is satisfied, the Offeror and the Trusts will simultaneously contribute the Shares owned by them to a new Delaware corporation to be formed after consummation of the Offer, which corporation will then be merged with and into Lyon Homes. Following consummation of the Merger, the Offeror’s and the Trust’s aggregate indirect interest in Lyon Homes’ net book value and net earnings will increase to 100%, and the Offeror and the Trusts together will be entitled to all benefits resulting from that interest, including all income generated by Lyon Homes’ operations and any future increase in Lyon Homes’ value. The Offeror and the Trusts together will also bear the risk of losses generated by Lyon Homes’ operations and any decrease in the value of Lyon Homes after the Merger. Upon consummation of the Merger, Lyon Homes will become a privately held corporation. Accordingly, former stockholders of Lyon Homes will not have the opportunity to participate in the earnings and growth of Lyon Homes after the Merger and will not have any right to vote on corporate matters. Similarly, former stockholders of Lyon Homes will not face the risk of losses generated by Lyon Homes’ operations or decline in the value of Lyon Homes after the Merger. The Offeror and William H. Lyon anticipate that following consummation of the Merger, the Lyon Homes board of directors will be reconstituted as would be customary for a privately-owned company, subject to any existing contractual commitments in favor of Lyon Homes’ lenders.

Except as otherwise described in this Offer to Purchase, neither the Offeror nor William H. Lyon has any current plans, proposals or negotiations which relate to or would result in any of the following:

•	an extraordinary corporate transaction, such as a merger (other than the Merger), reorganization or liquidation involving Lyon Homes or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Lyon Homes or any of its subsidiaries;

•	any material change in Lyon Homes’ present dividend rate or policy, or indebtedness or capitalization;

•	any change in the Lyon Homes board of directors or management, including, but not limited to, any plans or proposals to change the number or the terms of directors or to fill any existing vacancy on the Lyon Homes board of directors or any change in any material term of the employment contract of any executive officer of Lyon Homes;

•	any other material change in Lyon Homes’ corporate structure or business;

•	any class of equity securities of Lyon Homes to be delisted from a national securities exchange;

•	any class of equity securities of Lyon Homes becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

•	the suspension of Lyon Homes’ obligation to file reports under Section 15(d) of the Exchange Act.

In connection with the Offer and the Merger, the Offeror and William H. Lyon expect to review Lyon Homes and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger. The Offeror and William H. Lyon expressly reserve the right to make any changes that they deem necessary or appropriate in light of their review or future developments. In addition, the Offeror and William H. Lyon regularly review acquisition opportunities in the home-building industry and may pursue such opportunities when appropriate.

6. Conduct of Lyon Homes’ Business if the Offer is not Completed

If the Offer is not completed because the Majority of the Minority Condition or any other condition is not satisfied or waived (to the extent waivable), the Offeror and William H. Lyon expect that Lyon Homes’ current management will continue to operate Lyon Homes’ business substantially as presently operated. However, the Offeror and William H. Lyon anticipate that if the Offer is not completed, they will re-evaluate the ownership structure and capital management policies of Lyon Homes. In particular, the Offeror and William H. Lyon may consider, among other things:

•	engaging in open market or privately negotiated purchases of Shares to increase the aggregate ownership of the Shares by the Offeror and the Trusts to at least 90% of the outstanding Shares, and then effecting a short-form merger; or

•	keeping outstanding the public minority interest in Lyon Homes, in which case the public stockholders of Lyon Homes would receive no cash for their Shares and would bear the risk that the trading price per Share could decline to a price that is less than the Offer Price.

If the Offeror and William H. Lyon were to pursue any of these alternatives, it might take considerably longer for the public stockholders of Lyon Homes to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any alternative transaction in which the public stockholders of Lyon Homes dispose of their Shares may result in proceeds per Share that are more than, less than or the same as the Offer Price or could adversely affect the liquidity and market value of the remaining Shares held by Lyon Homes’ public stockholders.

7. Appraisal Rights

Under Delaware law, holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated following completion of the Offer, each holder of Shares who:

•	does not tender his or her Shares in the Offer and holds Shares at the closing of the Merger;

•	does not wish to accept the consideration to be paid pursuant to the Merger (the “Merger Consideration”); and

•	complies with the procedures provided for in Section 262 of the DGCL (“Section 262”),

will be entitled to have his or her Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Shares as determined by the Court. Since holders of Shares do not have appraisal rights in connection with the Offer, no demand for appraisal under Section 262 should be made at this time.

The following summarizes provisions of Section 262 regarding appraisal rights that would be applicable in connection with the Merger. This discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached as Schedule A to this Offer to Purchase.

Notification of Closing of the Merger. Lyon Homes will be required to send a notice within 10 days after the Merger to all record holders of Lyon Homes stock at the time of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262.

Electing Appraisal Rights. A record holder of the Shares must, within 20 days after the date Lyon Homes mails the notice referred to in the prior paragraph, deliver a written demand for appraisal to Lyon Homes. The demand must reasonably inform Lyon Homes of the identity of the holder of record and that the holder demands appraisal of his, her or its Shares. A demand for appraisal must be delivered to: William Lyon Homes, 4490 Von Karman Avenue, Newport Beach, California 92660, Attn: Corporate Secretary.

Only Record Holders May Demand Appraisal Rights. Only a record holder of Shares is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates.

If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

A holder of record, such as a broker, who holds Shares as nominee for a beneficial owner, may exercise a holder’s right of appraisal with respect to Shares held for all or less than all of that beneficial owner’s interest. In that case, the written demand should set forth the number of Shares covered by the demand. If no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares standing in the name of the record holder. Lyon Homes stockholders who hold their Shares in brokerage accounts or through any other nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights in respect of their Shares.

Court Petition Must Be Filed. Within 120 days after the closing of the Merger, Lyon Homes or any stockholder who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares. The Offeror will not have any obligation to file such a petition. Stockholders seeking to exercise appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Delaware law. Within 120 days after the closing of the Merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal of rights may make a written request to receive from Lyon Homes a statement of the total number of Shares with respect to which demands for appraisal have been received and the total number of holders of these Shares. Lyon Homes will be required to mail these statements within ten days after it receives a written request or within ten days after the expiration of the period for delivery of written demands for appraisal, whichever is less.

Appraisal Proceeding by Delaware Court. If a petition for an appraisal is timely filed, after a hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The Court will appraise the Shares owned by the stockholders and determine their fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered applicable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the value of the Shares to the stockholders entitled to appraisal. The value determined by the Court for the Shares could be more than, less than, or the same as the Merger Consideration, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The Court may determine the costs of the appraisal proceeding, which costs do not include attorneys’ or expert witnesses’ fees and expenses, and allocate them to the parties as the Court determines to be equitable under the circumstances. The Court may also order that all or a portion of any stockholder’s expenses incurred in connection with an appraisal proceeding, including reasonable attorneys’ fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all Shares entitled to appraisal.

Loss, Waiver or Withdrawal of Appraisal Rights. Holders of Shares will lose the right to appraisal if no petition for appraisal is filed within 120 days after the closing of the Merger. A stockholder will also lose the right to an appraisal by delivering to Lyon Homes a written withdrawal of the stockholder’s demand for an appraisal. Any attempt to withdraw that is made more than 60 days after the closing of the Merger, however, requires Lyon Homes’ written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the Merger Consideration, without interest.

Dismissal of Appraisal Proceeding. If an appraisal proceeding is timely instituted, this proceeding may not be dismissed without the approval of the Court as to any stockholder who has perfected a right of appraisal.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights (in which event, a former holder of Shares will be entitled to receive Merger Consideration which is the same as the Offer Price).

8. Rule 13e-3

Because the Offeror and William H. Lyon are affiliates of Lyon Homes, the transactions described in this Offer to Purchase constitute a “going-private” transaction as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13e-3 requires, among other things, that certain financial information concerning Lyon Homes, and certain information relating to the fairness of the Offer, the Merger and the consideration being offered to Lyon Homes stockholders (other than the Offeror, William H. Lyon and their affiliates), be filed with the SEC and disclosed to Lyon Homes stockholders prior to consummation of the Offer and the Merger. The Offeror and William H. Lyon have provided this information in this Offer to Purchase.

9. Security Ownership of Certain Beneficial Owners

The table below sets forth certain information with respect to the Common Stock beneficially owned by:

•	the Offeror;

•	the Trusts; and

•	William H. Lyon.

The security ownership information in the table below is given as of February 28, 2006 and, in the case of percentage ownership information, is based on 8,652,067 shares of Common Stock outstanding as of such date.

As of the date of this Offer to Purchase, the Offeror does not, except as listed in the table below, beneficially owns any shares of Common Stock. Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise noted in the footnotes to the table, the persons named in the table have sole voting and investing power with respect to all Shares indicated as being beneficially owned by them.

Name and Address	Number of Shares		Percentage of Shares(1)
William Lyon c/o William Lyon Homes 4490 Von Karman Avenue Newport Beach, CA 92660	4,413,145	(2)(3)	50.71%

The William Harwell Lyon 1987 Trust c/o Richard M. Sherman, Jr., Esq. Irell & Manella LLP 840 Newport Center Drive, Suite 400 Newport Beach, CA 92660	1,749,259	(4)	20.22%

The William Harwell Lyon Separate Property Trust c/o Richard M. Sherman, Jr., Esq. Irell & Manella LLP 840 Newport Center Drive, Suite 400 Newport Beach, CA 92660	331,437		3.83%

William H. Lyon c/o William Lyon Homes 4490 Von Karman Avenue Newport Beach, CA 92660	0	(5)	0%
Total	6,493,841		74.62%

(1)	Shares subject to options that are currently exercisable or exercisable within 60 days of February 28, 2006 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Includes 247,708 Shares held by the Cable Family Trust, Est. 7-11-88 and 50,000 Shares subject to options held by Wade H. Cable that are currently exercisable or exercisable within 60 days of February 28, 2006. William Lyon has the power to direct the vote of all the shares beneficially owned by the Cable Family Trust and Mr. Cable pursuant to the Voting Agreement described below in “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares.”
(3)	Includes 117,000 Shares which are subject to the Lyon Forward Contract described below in “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares.”
(4)	Includes 58,000 Shares which are subject to the Trust Forward Contract described below in “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares.”
(5)	Does not include 1,749,259 Shares held by The William Harwell Lyon 1987 Trust or 331,437 Shares held by The William Harwell Lyon Separate Property Trust, of each of which William H. Lyon is the sole beneficiary. William H. Lyon does not have or share, directly or indirectly, the power to vote or direct the voting of these Shares, and therefore has disclaimed beneficial ownership of these Shares.

10. Transactions and Arrangements Concerning the Shares

Trusts’ Agreement not to Tender. By letter dated March 17, 2006, the Trusts have confirmed their agreement with the Offeror not to tender any Shares owned by the Trusts in the Offer or otherwise transfer or dispose of their Shares while the Offer is pending.

Transactions in Shares. No transactions in the Shares have been effected during the past 60 days by the Offeror or William H. Lyon or by any of their associates or majority-owned subsidiaries (other than Lyon Homes).

On January 7, 2005, the Offeror and the Separate Property Trust acquired 655,569 Shares and 331,437 Shares, respectively, for an aggregate purchase price of $43,890,344.55 and $22,189,707.15, respectively, representing in each case a purchase price of $66.95 per Share. The Shares were purchased in private transactions from certain investment funds managed by Bricoleur Capital Management, LLC pursuant to stock purchase agreements dated as of January 7, 2005.

Loans. The Offeror and the Separate Property Trust acquired the funds for the January 7, 2005 Share acquisitions through (i) a loan in the amount of $27,550,000 (the “$27 Million Loan”) pursuant to a Loan and Security Agreement dated as of January 3, 2005, by and among the Offeror, his wife, Willa Dean Lyon (collectively for purposes of the description of the Loan Agreements and the Pledge Agreement (as defined below), “Lyon”), the Separate Property Trust and Fremont Investment & Loan, a California industrial bank (“Fremont”), and (ii) a loan in the amount of $44,250,000 pursuant to a Loan and Security Agreement dated as of January 3, 2005 by and among Lyon, the Separate Property Trust and Fremont. The $27 Million Loan was represented by a secured promissory note and was secured by a pledge of 861,623 of the 987,006 Shares acquired by the Offeror and the Separate Property Trust pursuant to the terms of a Pledge Agreement (the “Pledge Agreement”) dated as of January 3, 2005 by and among Lyon, the Separate Property Trust and Fremont. Both loans were scheduled to mature January 1, 2007, but they were repaid on June 14, 2005.

Forward Contracts. On September 15, 2005, the Offeror entered into a variable prepaid forward contract (the “Lyon Forward Contract”) with Lehman Brothers OTC Derivatives Inc. (“Lehman Derivatives”). This transaction was designed for the Offeror to realize some of the value of the shares of Common Stock subject to the Lyon Forward Contract while maintaining an opportunity to share in Lyon Homes’ future growth. The shares subject to the Lyon Forward Contract represented 2.8% of the shares of Common Stock owned by the Offeror at the time the Lyon Forward Contract was executed. Pursuant to the Lyon Forward Contract, in exchange for a current payment of $16,049,475, the Offeror agreed to deliver up to 117,000 shares of Common Stock (subject to applicable adjustments) to Lehman Derivatives on September 15, 2008 (the “Settlement Date”) or retain all or a portion of the Shares subject to the Lyon Forward Contract and deliver the cash equivalent of such retained Shares on the Settlement Date. The number of Shares which the Offeror may be required to deliver on the Settlement Date will be reduced if the average price of the Common Stock over a prescribed period prior to the Settlement Date is more than $155.00 per Share with the maximum decrease occurring if the average price is $186.00 per Share. The Offeror has pledged 117,000 Shares to secure his obligations under the Lyon Forward Contract.

On September 15, 2005, the 1987 Trust entered into a variable prepaid forward contract (the “Trust Forward Contract” and together with the Lyon Forward Contract, the “Forward Contracts”) with Lehman Derivatives. This transaction was designed for the 1987 Trust to realize some of the value of the shares of Common Stock subject to the Trust Forward Contract while maintaining an opportunity to share in Lyon Homes’ future growth. The Shares subject to the Trust Forward Contract represented 3.3% of the Shares owned by the 1987 Trust at the time the Trust Forward Contract was executed. Pursuant to the Trust Forward Contract, in exchange for a current payment of $7,956,150, the 1987 Trust agreed to deliver up to 58,000 Shares (subject to applicable adjustments) to Lehman Derivatives on the Settlement Date or retain all or a portion of the Shares subject to the Trust Forward Contract and deliver the cash equivalent of such retained Shares on the Settlement Date. The Trust has pledged 58,000 Shares to secure its obligations under the Trust Forward Contract. The number of Shares which the 1987 Trust may be required to deliver on the Settlement Date will be reduced if the average price of the Common Stock over a prescribed period prior to the Settlement Date is more than $155.00 per Share with the maximum decrease occurring if the average price is $186.00 per Share.

At the closing of the Offer, the Offeror intends to use a portion of the loan proceeds from the Lehman financing to pay the cash equivalent of the Shares on the Settlement Date, as permitted pursuant to the terms of the Forward

Contracts. As a result, all of the Shares subject to the Forward Contracts will be deemed owned by the Offeror and the 1987 Trust for purposes of determining the number of Shares required to satisfy the Majority of the Minority Condition and the 90% Condition.

Voting Agreement. On May 31, 2002, the Offeror entered into a voting agreement (the “Voting Agreement”) with Wade H. Cable, President and Chief Operating Officer of Lyon Homes (“Cable”), and Wade H. Cable and Susan M. Cable, as Trustees of The Cable Family Trust Est. 7-11-88 (the “Cable Trust”), pursuant to which the Cable Trust and Cable agreed to vote or cause to be voted the Common Stock owned by them in accordance with the Offeror’s instructions on all matters, and the Offeror agreed to vote his Common Stock in the same manner that he instructed Cable and the Cable Trust to vote their Common Stock. On September 6, 2005, the parties to the Voting Agreement entered into a waiver agreement pursuant to which the Voting Agreement was amended to allow Cable to enter into forward sale contracts and pledge his shares of Common Stock to secure his obligations under such contracts. The parties to the Voting Agreement have also entered into joint filing agreements from time to time with respect to the joint filings of Statements on Schedule 13D by them. The Voting Agreement does not grant the Offeror investment power over the Shares, so the Shares subject to the Voting Agreement will not be deemed to be owned, directly or indirectly, by the Offeror for purposes of determining the number of Shares required to satisfy the Majority of the Minority Condition and the 90% Condition.

11. Related Party Transactions; Lyon Homes’ Relationship with the Offeror and William H. Lyon

The Offeror is Lyon Homes’ Chairman of the Board of Directors and the Chief Executive Officer. In 2005, the Offeror received a base salary of $1,000,000, earned a bonus of $11,198,040 under the terms of Lyon Homes’ 2005 Senior Executive Bonus Plan, and was paid a bonus of $8,766,450 that was earned in prior years under then-existing bonus plans. In 2004, the Offeror received a base salary of $733,333, earned a bonus of $10,176,870 and was paid a bonus of $4,023,604 that was earned in prior years under then-existing bonus plans.

William H. Lyon is a director and the Vice President and Chief Administrative Officer of Lyon Homes, the son of William Lyon and the sole beneficiary of the Trusts. In 2005, William H. Lyon received a base salary of $115,000 and a monthly car allowance of $400 from Lyon Homes, and earned a bonus of $438,056 under the terms of Lyon Homes’ 2005 Cash Bonus Plan. In 2004, William H. Lyon received a base salary of $115,000 and a monthly car allowance of $400 from Lyon Homes, and earned a bonus of $398,202 under the terms of Lyon Homes’ 2004 Cash Bonus Plan.

Repayment of Senior Notes. On March 17, 2003, Lyon Homes closed an offering of 10 3/4% senior notes. A portion of the net proceeds of Lyon Homes’ offering of 10 3/4% senior notes was used to repay all of Lyon Homes’ 12 1/2% senior notes, including an aggregate of $30,000,000 in principal amount held by the Offeror and the Separate Property Trust.

Acquisition of Real Estate Projects from Entities Controlled by the Offeror and/or William H. Lyon. On October 26, 2000, the Lyon Homes board of directors (with the Offeror and William H. Lyon abstaining) approved the purchase of 579 lots for a total purchase price of $12,581,000 from an entity controlled by the Offeror and William H. Lyon. The terms of the purchase agreement provided for an initial option payment of $1,000,000 and a rolling option takedown of the lots. In addition, one-half of the net profits in excess of six percent from the development were to be paid to the seller. As of December 31, 2004, all lots were purchased under this agreement for an aggregate purchase price of $8,641,000. During the years ended December 31, 2005, 2004 and 2003, Lyon Homes paid an aggregate of $3,638,000 for one-half of the net profits in excess of six percent from the development.

On July 9, 2002, the Lyon Homes board of directors (with the Offeror and William H. Lyon abstaining) approved the purchase of 144 lots, through a land banking arrangement, for a total purchase price of $16,660,000 from an entity that purchased the lots from the Offeror. The terms of the purchase agreement provided for an initial deposit of $3,300,000 (paid on July 23, 2002) and monthly option payments of 11.5% on the seller’s outstanding investment. Such option payments entitled Lyon Homes to phase takedowns of approximately 14 lots each. As of December 31, 2004, all lots were purchased under this agreement for an aggregate purchase price of $16,210,000.

Agreements with Entities Controlled by the Offeror and William H. Lyon. For the years ended December 31, 2005, 2004 and 2003, Lyon Homes incurred reimbursable on-site labor costs of $146,000, $183,000 and $277,000, respectively, for providing customer service to real estate projects developed by entities controlled by the Offeror and William H. Lyon, of which $32,000 and $26,000 was due to Lyon Homes at December 31, 2005 and 2004, respectively. In addition, Lyon Homes earned fees of $121,000, $110,000 and $109,000, respectively, for tax and accounting services performed for entities controlled by the Offeror and William H. Lyon during the years ended December 31, 2005, 2004 and 2003, of which $92,000 was due to Lyon Homes at December 31,2005. In January 2006, Lyon Homes received $69,000 of the amount due at December 31, 2005.

Rent Paid to a Trust of which William H. Lyon is the beneficiary. For the years ended December 31, 2005, 2004, and 2003, Lyon Homes incurred charges of $755,000, $755,000 and $753,000, respectively, related to rent on Lyon Homes’ corporate office, from a trust of which William H. Lyon is the sole beneficiary.

Charges Incurred Related to the Charter and Use of Aircraft. During the years ended December 31, 2004 and 2003, Lyon Homes incurred charges of $172,000 and $250,000, respectively, related to the charter and use of aircraft owned by an affiliate of the Offeror.

Effective September 1, 2004, Lyon Homes entered into an aircraft consulting and management agreement with an affiliate (the “Affiliate”) of the Offeror to operate and manage the Lyon Homes’ aircraft which was placed in service effective as of September 1, 2004. The terms of the agreement provide that the Affiliate shall consult and render its advice and management services to Lyon Homes with respect to all functions necessary to the operation, maintenance and administration of the aircraft. Lyon Homes’ business plan for the aircraft includes (i) use by Lyon Homes executives for traveling on Lyon Homes business to the Lyon Homes’ divisional offices and other destinations, (ii) charter service to outside third parties and (iii) charter service to the Offeror personally. Charter services for outside third parties and the Offeror personally are contracted for at market rates. As compensation to the Affiliate for its management and consulting services under the agreement, Lyon Homes pays the Affiliate a fee equal to (i) the amount equal to 107% of compensation paid by the Affiliate for the pilots supplied pursuant to the agreement, (ii) $50 per operating hour for the aircraft and (iii) $9,000 per month for hangar rent. In addition, all maintenance work, inspections and repairs performed by the Affiliate on the aircraft are charged to Lyon Homes at the Affiliate’s published rates for maintenance, inspection and repairs in effect at the time such work is completed. The total amounts paid to the Affiliate under the agreement were $1,414,000 and $317,000 for the years ended December 31, 2005 and 2004, respectively.

Pursuant to the agreement above, Lyon Homes had earned revenue of $457,000 and $187,000 for charter services provided to the Offeror personally, as of December 31, 2005 and 2004, respectively, of which $129,000 was due to Lyon Homes at December 31, 2005.

Mortgage Loan. Lyon Homes, through one of its affiliates, intends to grant a mortgage loan to William H. Lyon for a condominium. The amount of the mortgage loan is expected to be $386,000 on a total purchase price for the condominium of $460,000. The condominium will not be occupied by William H. Lyon. The loan will contain customary terms, including interest rate and collateral, as those prevailing for comparable transactions with other persons.

Home Purchases. On May 28, 2004 and June 18, 2004, the Offeror and his wife, Willa Dean Lyon, purchased two of Lyon Homes’ homes for a total purchase price of approximately $877,000. The purchase prices were based on the prices offered to third parties and no discounts were given. The homes were purchased for use as residences by certain family members.

Investments in Entities Controlled by the Offeror. Certain directors and executive officers of Lyon Homes have made minority investments in real estate ventures controlled by the Offeror. Richard E. Frankel, a director of Lyon Homes (and Chairman of the Board and Chief Executive Officer of William Lyon Financial Services, a wholly owned subsidiary of Lyon Homes), has invested an aggregate amount of more than $10,000,000 in more than 50 real estate ventures. Douglas F. Bauer, Executive Vice President and Northern California Division President of Lyon Homes, and Thomas J. Mitchell, Senior Vice President and Southern California Division President of Lyon Homes, have each invested an aggregate of $500,000 in two real estate ventures. Mary J. Connelly, Senior Vice President and Nevada Division President of Lyon Homes, has invested an aggregate of $600,000 in two real estate ventures. W. Thomas Hickcox, Senior Vice President and Arizona Division President of Lyon Homes, has invested $1,000,000 in one real estate venture. Michael D. Grubbs, Senior Vice President and Chief Financial Officer of Lyon Homes, has invested $250,000 in one real estate venture. Richard S. Robinson, Senior Vice President-Finance of Lyon Homes, has invested an aggregate of more than $1,000,000 in more than 10 real estate ventures. Trusts of which William H. Lyon is a beneficiary have also invested an aggregate amount of more than $4,000,000 in more than 20 real estate ventures controlled by the Offeror.

Certain directors and executive officers of Lyon Homes have made minority investments in the Commercial Bank of California, of which the Offeror is the Chairman. Alex Meruelo, a director of Lyon Homes, owns approximately 13.4% of the outstanding shares. Mr. Frankel owns approximately 3.7% of the outstanding shares, and Mr. Cable, Mr. Grubbs, Mr. Mitchell, and Ms. Connelly each own less than 1% of the outstanding shares.

12. Lyon Homes Financial Projections

Lyon Homes does not as a matter of course make long-term public forecasts as to future revenues, earnings or other financial information. However, the Offeror and William H. Lyon, in their capacities as officers and directors of Lyon Homes, did have access to certain internal projections for Lyon Homes. The projections set forth below are included in this document solely because such information was available to the Offeror and William H. Lyon.

The projections set forth below were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding prospective financial information. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The projections reflect numerous estimates and hypothetical assumptions with respect to industry performance, general business, economic, market, interest rate and financial conditions and other matters, which may not be accurate, may not be realized, and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of Lyon Homes, the Offeror and William H. Lyon, including the cyclical nature of real estate markets and the homebuilding industry. Accordingly, there can be no assurance that the assumptions made in preparing the projections set forth below will prove accurate, and actual results may be materially different from those contained in the projections set forth below.

In light of the uncertainties inherent in forward-looking information of any kind, the Offeror and William H. Lyon caution against undue reliance on this information. The inclusion of this information should not be regarded as an indication that anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. Lyon Homes, the Offeror and William H. Lyon have not made and do not make any representation to any person that the projections will be met. The projections do not necessarily reflect Lyon Homes’ actual performance, nor do they reflect changes in Lyon Homes’ business or changes in the economy in general resulting from events which have occurred since the projections were prepared. Lyon Homes, the Offeror and William H. Lyon do not intend to update or revise such projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, unless required by law.

Lyon Homes Business Plan

Summary Consolidated Income Statement Projections

For the Years Ended December 31, 2006-2008

($000, except per Share data)

	2006 Estimated	2007 Estimated	2008 Estimated
Operating Revenue	$1,699,317	$2,291,791	$2,447,082
Gross margin	$316,335	$340,992	$394,215
Gross margin percentage	18.6%	14.9%	16.1%
Net income	$126,692	$154,274	$157,571
Earnings per common share—Basic	$14.70	$17.91	$18.29

13. Interests of Certain Persons in the Offer

Stock Options. Certain officers, directors and employees of Lyon Homes hold vested stock options, which may be exercised in accordance with their terms, and the Shares acquired thereby may be tendered in the Offer. Following the Offer, as part of the Merger, such employees, officers and directors will be offered the opportunity to cancel their vested options and, in exchange, receive a cash payment with respect to each Share subject to such options equal in amount to the excess, if any, of the consideration offered to Lyon Homes stockholders in the Merger ($93.00 net per Share) over the per Share exercise price under their options.

THE OFFER

1. Terms of the Offer; Expiration Date

The Offeror owns 4,115,437 Shares, which represents approximately 47.6% of the outstanding Shares as of February 28, 2006, and the Offeror controls the voting of 4,363,145 Shares, which represents approximately 50.4% of the outstanding Shares as of February 28, 2006. The Offeror and the Trusts together own 6,196,133 Shares, which represents approximately 71.6% of the outstanding Shares as of February 28, 2006.

This Offer is subject to:

•	the non-waivable condition that a majority of the outstanding Shares not owned by the Offeror or the Trusts or the officers and directors of Lyon Homes prior to commencement of the Offer, including Shares issued upon the exercise of vested options prior to the expiration of the Offer, are validly tendered in the Offer and not withdrawn;

•	the condition that sufficient Shares are validly tendered in the Offer and not withdrawn such that the tendered Shares, together with the Shares already owned by the Offeror and the Trusts, would represent at least 90% of the Shares outstanding upon expiration of the Offer;

•	the condition that the Offeror has received the proceeds under his financing commitment from Lehman; and

•	the other conditions set forth below under “The Offer—Section 12. Conditions to the Offer.”

The Offeror may waive any or all of the conditions to his obligation to purchase Shares pursuant to the Offer, except the Majority of the Minority Condition.

The term “Expiration Date” means 12:00 Midnight., New York City time, on Thursday night, April 13, 2006, unless the Offeror shall have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, shall expire.

If, by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived the Offeror may in his sole discretion elect to:

•	terminate the Offer and return all tendered Shares to tendering stockholders;

•	waive any unsatisfied conditions (except the Majority of the Minority Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn; or

•	extend the Offer and, subject to the right of stockholders to withdraw Shares until the ultimate Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as so extended.

See “The Offer—Section 12. Conditions to the Offer.” The Offeror also has the right to extend the Offer beyond the initial Expiration Date or any subsequent Expiration Date for any period required by any rule, regulation, interpretation or position of the SEC or any period required by applicable law.

In the event that Shares have been accepted for payment but the number of Shares tendered in the offer was not sufficient to meet the 90% Condition, the Offeror has the right to extend the Offer for an aggregate period of between three and 20 business days beyond the date on which Shares are first accepted for payment as a subsequent offering period (a “Subsequent Offering Period”), in accordance with Rule 14d-11 under the Exchange Act. If provided, a Subsequent Offering Period would be an additional period of time, following the Expiration Date and the acceptance for payment of any Shares that are validly tendered prior to the Expiration Date and not properly withdrawn, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to the Offeror in exchange for the Offer Price on the same terms that applied to the Offer. The Offeror will accept for payment, and pay for, any Shares that are validly tendered during a Subsequent Offering Period, if provided, as promptly as practicable after any such Shares are validly tendered during such Subsequent Offering Period. Neither holders of Shares that are validly tendered during a Subsequent Offering Period nor holders of Shares that were tendered prior to the initial Expiration Date (and not properly withdrawn) will have the right to withdraw such tendered Shares during any such Subsequent Offering Period. If the Offeror decides to provide for a Subsequent Offering Period, the Offeror will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. If the Offeror elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, to extend the Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Periods (including extensions thereof) is no more than twenty business days, by giving oral or written notice of such extension to the Depositary.

The Offeror will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all the conditions to the Offer have been satisfied or, if waivable, waived at the Expiration Date. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

If the Offeror is delayed in his payment for the Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to his rights under the Offer, the Depositary may retain tendered Shares on behalf of the Offeror, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “The Offer—Section 4. Withdrawal Rights.” However, the Offeror’s ability to delay the payment for Shares which the Offeror has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered to, or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer, as the case may be.

If the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if the Offeror waives a material condition of the Offer (other than the Majority of the Minority Condition), the Offeror will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange

Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the offer and that waiver of a material condition is a material change in the terms of an offer. The release states that, as a general rule, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and that, if material changes are made with respect to information that approaches the significance of the offer price and the number of shares being sought, a minimum of ten business days may be required to allow for adequate dissemination to stockholders. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

A request has been made to Lyon Homes for the use of Lyon Homes’ stockholder list and security position listings for the purpose of disseminating the Offer to Lyon Homes’ stockholders. Upon compliance with that request, this Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Lyon Homes’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, as soon as practicable after the Expiration Date. Subject to applicable rules of the SEC, the Offeror expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any other applicable law. If the Offeror desires to delay payment for Shares accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 under the Exchange Act, the Offeror will extend the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	the certificates evidencing such Shares (the “Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Depository Trust Company (a “Book-Entry Confirmation”) pursuant to the procedures set forth in “The Offer—Section 3. Procedures for Tendering Shares;”

•	the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered prior to the Expiration Date and not properly withdrawn as, if and when the Offeror gives oral or written notice to the Depositary, as agent for the tendering stockholders, of his acceptance for payment of such Shares pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the

Offeror and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Depository Trust Company (“DTC”) pursuant to the procedure set forth in “The Offer—Section 3. Procedures for Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the Expiration Date or the termination of the Offer.

The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more of his affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transaction or assignment will not relieve the Offeror of his obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares.

Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either:

•	the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below.

No alternative, conditional or contingent tenders will be accepted. The term “Agent’s Message” means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm (including most commercial banks, savings and loan associations and brokerage houses) which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or

the Stock Exchange Medallion Program or by any other “Eligible Guarantor Institution,” as defined in Rule 17 Ad-15 under the Exchange Act (each, an “Eligible Institution”), except in cases where Shares are tendered:

•	by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•	for the account of an Eligible Institution.

If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any Certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Offeror, proper evidence satisfactory to the Offeror of their authority to so act must be submitted.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Offeror, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE Trading Days after the date of execution of such Notice of Guaranteed Delivery. A “NYSE Trading Day” is any day on which NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Offeror.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer.

The method of delivery of Certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror in his sole discretion, which determination shall be final and binding on all parties. The Offeror reserves the absolute right to reject any and all tenders determined by the Offeror not to be in proper form or the acceptance for payment of which may, in the opinion of his counsel, be unlawful. The Offeror reserves the absolute right to waive any condition of the Offer (other than the Majority of the Minority Condition), and the Offeror reserves the absolute right to waive any defect or irregularity in the tender of any particular Shares or any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, subject to Rule 14d-10 under the Exchange Act, and his interpretation of the terms and conditions of the Offer will be final and binding on all persons. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the Offeror’s satisfaction. Neither the Offeror, the Depositary, the Information Agent, the Dealer Manager nor any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification.

Appointment of Proxies. By executing the Letter of Transmittal as set forth herein, a tendering stockholder irrevocably appoints the Offeror’s designees as such stockholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Offeror (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Offeror accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The Offeror’s designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of Lyon Homes’ stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Offeror’s payment for such Shares, the Offeror must be able to exercise full voting rights with respect to such Shares.

Tender Constitutes an Agreement. The acceptance for payment by the Offeror of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

Tenders of the Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Offeror pursuant to the Offer, may also be withdrawn at any time after May 15, 2006.

For a withdrawal to be effective, a written (or facsimile transmission) notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Offer—Section 3. Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following the procedures described in “The Offer—Section 3. Procedures for Tendering Shares,” at any time prior to the Expiration Date or during a Subsequent Offering Period if the Offer is amended to provide for one.

If the Offeror extends the Offer, is delayed in his acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to his rights under the Offer, the Depositary may, nevertheless, on the Offeror’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror, in his sole discretion, whose determination will be final and binding on all parties. Neither the Offeror, the Depositary, the Information Agent, the Dealer Manager nor any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Considerations.

The following summarizes the material U.S. federal income tax consequences of the Offer and the Merger to holders of the Shares that are U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. Unless otherwise specifically noted, this summary applies only to those persons that hold their Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not apply to persons who hold their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

This summary is for general information only and does not address all of the tax consequences of the Offer or the Merger that may be relevant to a U.S. Holder (as defined below) of the Shares. It also does not address any of the tax consequences of the Offer or the Merger to holders of the Shares that are Non-U.S. Holders (as defined below), or to holders that may be subject to special tax treatment, such as financial institutions, banks, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, S corporations, brokers and dealers in securities or currencies and certain U.S. expatriates. Further, this summary does not address: the U.S. federal income tax consequences of the Offer or the Merger to stockholders, partners or beneficiaries of an entity that is a holder of the Shares; the U.S. federal estate, gift or alternative minimum tax consequences of the Offer or the Merger; persons who hold the Shares in a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction or whose functional currency is not the U.S. dollar; any state, local or foreign tax consequences of the Offer or the Merger; or any holder whose status changes from a U.S. Holder to a Non-U.S. Holder or vice versa.

Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder’s status as a U.S. Holder or a Non-U.S. Holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-U.S. taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

A “U.S. Holder” means a beneficial owner of the Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust if: (1) such trust validly elects to be treated as a U.S. person, or (2) (a) a court within the United States is able to exercise primary supervision over administration of the trust, and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. Partners of partnerships holding the Shares should consult their own tax advisors regarding the U.S. federal tax consequences of the Offer and the Merger.

A “Non-U.S. Holder” means a beneficial owner of the Shares that is not a U.S. Holder. The Offeror urges holders of the Shares that are Non-U.S. Holders to consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger, including potential application of U.S. withholding taxes and possible eligibility for benefits under applicable income tax treaties.

Sale or Exchange of the Shares. The sale or exchange of the Shares for cash under the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes and may also be taxable under applicable state, local and other tax laws. In general, a U.S. Holder who sells the Shares pursuant to the Offer or receives cash in exchange for the Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer or exchanged for cash under the Merger. This gain or loss will be capital gain or loss if the Shares are held as capital assets by the stockholder.

U.S. Holders of the Shares that are corporations generally will be taxed on net capital gains at a maximum federal tax rate of 35%. In contrast, non-corporate U.S. Holders generally will be taxed on net capital gains at a maximum federal tax rate of 15% with respect to those Shares held for more than one year at the time of the sale or exchange, and 35% with respect to those Shares held for one year or less. In addition, special rules, and generally lower maximum rates, apply to individuals in lower tax brackets. Any capital losses realized by a U.S. Holder that is a corporation generally may be used only to offset capital gains. Any capital losses realized by a U.S. Holder that is an individual generally may be used only to offset capital gains plus $3,000 of ordinary income per year.

Backup Withholding Tax and Information Reporting. Payment of proceeds with respect to the sale or exchange of the Shares pursuant to the Offer or the Merger may be subject to information reporting and U.S. federal backup withholding tax at the applicable rate (currently 28%) if the U.S. Holder or Non-U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. These requirements are set forth in the Letter of Transmittal and should be carefully reviewed by each holder of the Shares. Any amounts so withheld will be allowed as a refund or a credit against such U.S. Holder’s or Non-U.S. Holder’s U.S. federal income tax liability; provided, however, that the required information is timely furnished to the IRS.

Employee Stock Options. U.S. Holders of Lyon Homes employee stock options at the time of the Merger (whether such options are vested at such time or not) will receive a cash payment with respect to each Share subject to each such option in an amount equal to the difference between the consideration being paid to other Lyon Homes stockholders pursuant to the Merger and the applicable exercise price under the stock option with respect to the Shares. This cash payment will be taxable to the U.S. Holders of the stock options as ordinary income.

Withholding in Connection with Stock Options. In general, any income recognized as ordinary income by an employee of Lyon Homes in connection with the cancellation of stock options will be subject to withholding for applicable income and employment taxes. Lyon Homes is required to withhold from any cash payment an amount necessary to satisfy any such taxes required to be withheld or deducted.

6. Price Range of Shares; Dividends.

Shares of the Common Stock are listed and principally traded on the NYSE under the symbol “WLS.” The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock on the NYSE as reported by published financial sources for each quarter during the past two fiscal years and during the first quarter of 2006.

	High	Low
Fiscal Year ended December 31, 2004
First Quarter	$93.75	$57.08
Second Quarter	$93.75	$78.60
Third Quarter	$92.80	$74.00
Fourth Quarter	$89.66	$61.80
Fiscal Year ended December 31, 2005
First Quarter	$94.00	$65.10
Second Quarter	$99.92	$71.80
Third Quarter	$165.85	$93.75
Fourth Quarter	$158.55	$100.29
Fiscal Year ended December 31, 2006
First Quarter (through March 16, 2006)	$113.47	$70.75

On March 16, 2006, the last full trading day prior to the commencement of the Offer, the closing price per Share as reported on the NYSE was $75.70.

Stockholders are urged to obtain a current market quotation for the Shares.

Lyon Homes has not paid any cash dividends on its Common Stock during the last two fiscal years. Lyon Homes’ principal financing agreements currently prohibit the payment of dividends by Lyon Homes.

7. Certain Information Concerning Lyon Homes.

Except as otherwise set forth herein, the information concerning Lyon Homes contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although the Offeror, the Information Agent and the Dealer Manager have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, the Offeror, the Information Agent and the Dealer Manager cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Lyon Homes to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror, the Information Agent or the Dealer Manager.

General. Lyon Homes is a Delaware corporation with its principal executive offices at 4490 Von Karman Avenue, Newport Beach, California 92660 (telephone number (949) 833-3600). Lyon Homes had outstanding 8,652,067 shares of Common Stock as of February 28, 2006. Lyon Homes has described its business as follows:

Lyon Homes, a Delaware corporation, and subsidiaries are primarily engaged in the design, construction and sale of single family detached and attached homes in California, Arizona and Nevada. Lyon Homes conducts its homebuilding operations through five geographic divisions (Southern California, Northern California, San Diego, Arizona and Nevada).

Lyon Homes designs, constructs and sells a wide range of homes designed to meet the specific needs of each of its markets, although it primarily emphasizes sales to the entry-level and move-up home buyer markets.

Financial Information. Set forth below is certain selected financial information relating to Lyon Homes which has been extracted or derived from, and should be read in conjunction with, the audited consolidated financial statements contained in Lyon Homes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2005, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by Lyon Homes with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth below. These documents are incorporated by reference into this Offer to Purchase. See “—Where You Can Find More Information” below.

	As of and for the Year Ended December 31,
	2005	2004
	(dollars in thousands, except per share amounts)
Statement of Income Data:
Operating revenue
Home sales	$1,745,067	$1,785,589
Lots, land and other sales	111,316	36,258
Management fees	—	—

	1,856,383	1,821,847

Operating costs
Cost of sales—homes	(1,307,027)	(1,327,057)
Cost of sales—lots, land and other	(44,774)	(23,173)
Sales and marketing	(59,422)	(58,792)
General and administrative	(90,045)	(80,784)
Other(1)	(7,050)	(2,105)
Amortization of goodwill(2)	—	—

	(1,508,318)	(1,491,911)

Equity in income (loss) of unconsolidated joint ventures	4,301	(699)

Minority equity in income of consolidated entities	(37,571)	(49,661)

Operating income	314,795	279,576
Interest expense, net of amounts capitalized	—	—
Financial advisory expenses	(2,191)	—
Other income, net	2,176	5,572

Income before provision for income taxes	314,780	285,148
Provision for income taxes	(124,149)	(113,499)

Net income	$190,631	$171,649

Earnings per common share
Basic	$22.09	$17.69

Diluted	$21.98	$17.55

Balance Sheet Data:
Cash and cash equivalents	$52,369	$96,074
Real estate inventories(1)	1,419,248	1,059,173
Investments in and advances to unconsolidated joint ventures	397	17,911
Total assets	1,691,002	1,274,562
Total debt	672,536	595,219
Minority interest	227,178	142,096
Stockholders’ equity	542,894	347,109

Operating Data (including unconsolidated joint ventures) (unaudited):
Number of net new home orders	3,321	3,371
Number of homes closed	3,196	3,471
Average sales price of homes closed	$546	$514
Backlog at end of period, number of homes(3)	1,291	1,166
Backlog at end of period, aggregate sales value(3)	$691,627	$623,578

(1)	Lyon Homes accounts for its real estate inventories under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“Statement No. 144”). Statement No. 144 requires impairment losses to be recorded on assets to be held and used by Lyon Homes when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. The estimation process used in determining the undiscounted cash flows of the assets is inherently uncertain because it involves estimates of future revenues and costs. When an impairment loss is required for assets to be held and used by Lyon Homes, the related assets are adjusted to their estimated fair value.

The results of operations for the year ended December 31, 2005 included a non-cash charge of $4.6 million to record an impairment loss related to a golf course in Lyon Homes’ San Diego Division. The impairment loss was primarily attributable to lower than expected cash flows and continued net operating losses since the golf course opened in 2002. As a result, the future undiscounted cash flows estimated to be generated were determined to be less than the assets carrying amount. Accordingly, the golf course asset was written-down to its estimated fair value. The non-cash charge is reflected in other operating costs in the accompanying consolidated statements of income.

(2)	The amount paid for business acquisitions over the net fair value of assets acquired and liabilities assumed is reflected as goodwill and, until January 1, 2002, was being amortized on a straight-line basis over seven years. Accumulated amortization was $2,793,000 as of December 31, 2001. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“Statement No. 142”), effective for fiscal years beginning after December 15, 2001. Under the new rule, goodwill is no longer amortized but is subject to impairment tests in accordance with Statement No. 142. Lyon Homes performed its required annual impairment test of goodwill as of December 31, 2005 and determined that there have been no indicators of impairment. If Statement No. 142 had been adopted effective January 1, 2001, the pro forma impact of the non-amortization of goodwill on the results for the subsequent periods would have been as follows (in thousands except per share data):

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(dollars in thousands)
Net income, as reported	$190,631	$171,649	$72,137	$49,511	$47,678
Amortization of goodwill, net of tax	—	—	—	—	1,106

Net income, as adjusted	$190,631	$171,649	$72,137	$49,511	$48,784

Earnings per common share, as adjusted:
Basic	$22.09	$17.69	$7.37	$4.85	$4.61

Diluted	$21.98	$17.55	$7.27	$4.73	$4.54

(3)	Backlog consists of homes sold under pending sales contracts that have not yet closed, some of which are subject to contingencies, including mortgage loan approval and the sale of existing homes by customers. There can be no assurance that homes sold under pending sales contracts will close. Of the total homes sold subject to pending sales contracts as of December 31, 2005, 1,195 represent homes completed or under construction and 96 represent homes not yet under construction. Backlog as of all dates is unaudited.

Ratio of Earnings to Fixed Charges.

Lyon Homes’ ratio of earnings to fixed charges for the years ended December 31, 2005 and 2004, respectively, was 5.04x and 5.91x.

Book Value Per Share. Lyon Homes’ book value per Share as of December 31, 2005 was approximately $62.75.

Where You Can Find More Information. Lyon Homes is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Lyon Homes’ directors and officers, their remuneration, stock options granted to them, the principal holders of Lyon Homes’ securities, any material interests of such persons in transactions with Lyon Homes and other matters is required to be disclosed in proxy statements distributed to Lyon Homes’ stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s offices at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained, by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Judiciary Plaza, Washington, D.C. 20549 and can be obtained electronically on the SEC’s website at http://www.sec.gov.

Incorporation by Reference. The rules of the SEC allow the Offeror to “incorporate by reference” information into this document, which means that the Offeror can disclose important information to you by referring you to another document filed separately with the SEC. The following information about Lyon Homes is incorporated by reference in this document:

•	The audited financial statements of Lyon Homes for the last two fiscal years contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed by Lyon Homes on March 14, 2006.

Unaudited balance sheets, comparative year-to-date income statements and related per share data, statements of cash flows and comprehensive income contained in documents Lyon Homes files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) under the Exchange Act subsequent to the date of the Offer to Purchase and prior to the termination of the Offer shall also be deemed to be incorporated by reference into this Offer to Purchase and to be a part hereof from the date of filing such document.

Lyon Homes makes available free of charge, via a link to the SEC’s website located at http://www.sec.gov and through its own website located at http://www.lyonhomes.com, access to its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act after they are electronically filed with or furnished to the SEC. The Offeror urge you to review these documents prior to deciding whether or not to tender your Shares.

Any statement contained in this Offer to Purchase or any document incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Offer to Purchase, to the extent that a statement contained in this Offer to Purchase, any supplement to the Offer to Purchase, or any subsequently filed document which also is incorporated by reference in this Offer to Purchase modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Offer to Purchase.

8. Certain Information Concerning the Offeror and William H. Lyon

The Offeror. General William Lyon is a citizen of the United States. His business address and telephone number are William Lyon Homes, 4490 Von Karman Avenue, Newport Beach, California 92660; telephone (949) 833-3600. General Lyon was elected director and Chairman of the Board of the former The Presley Companies in 1987 and has served Lyon Homes in that capacity since November 1999. General Lyon is Lyon Homes’ Chief Executive Officer. General Lyon also serves as the Chairman of the Board, President and Chief Executive Officer of the former William Lyon Homes, Inc. which sold substantially all of its assets to Lyon Homes in 1999. General Lyon is a retired USAF Major General and was Chief of the Air Force Reserve from 1975 to 1979. General Lyon is a director of Fidelity Financial Services, Inc. and is Chairman of the Board of Directors of Commercial Bank of California.

William H. Lyon. William H. Lyon, son of General William Lyon and the sole beneficiary of the Trusts, is a citizen of the United States. Mr. Lyon’s business address and telephone number are William Lyon Homes, 4490 Von Karman Avenue, Newport Beach, California 92660; telephone (949) 833-3600. Mr. Lyon worked full time with the former William Lyon Homes, Inc. from November 1997 through November 1999 as an assistant project manager, has been employed by Lyon Homes since November 1999 and has been a member of the board of directors since January 25, 2000. Since joining Lyon Homes, Mr. Lyon has been employed as an assistant project manager and project manager. From February 2003 until February 2005, he served as Lyon Homes’ Director of Corporate Affairs. In February 2005, he was appointed Vice President and Chief Administrative Officer of the Company. Mr. Lyon received a dual B.S. in Industrial Engineering and Product Design from Stanford University in 1997.

During the last five years, neither the Offeror nor William H. Lyon has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of them been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

Except as set forth in this Offer to Purchase, neither the Offeror, William H. Lyon nor any of their associates or majority-owned subsidiaries beneficially owns any equity security of Lyon Homes.

Except as set forth in this Offer to Purchase, neither the Offeror nor William H. Lyon has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Lyon Homes, including, without limitation, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any securities of Lyon Homes, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Except as set forth in this Offer to Purchase, neither the Offeror nor William H. Lyon has any security of Lyon Homes that is pledged or otherwise subject to a contingency that would give another person the power to direct the voting or disposition of such security.

Except as set forth in this Offer to Purchase, there have been no transactions during the past two years between the Offeror or William H. Lyon and Lyon Homes or any of Lyon Homes’ affiliates that are not natural persons where the aggregate value of the transactions was more than 1% of Lyon Homes’ consolidated revenues for the year ended 2004 for transactions in 2004, for the year ended 2005 for transactions in 2005 and for the past portion of 2006 for transactions in 2006.

Except as set forth in this Offer to Purchase, there have been no transactions during the past two years between the Offeror or William H. Lyon and any executive officer, director or affiliate of Lyon Homes that is a natural person where the aggregate value of the transaction or series of similar transactions with that person exceeded $60,000.

Neither the Offeror nor William H. Lyon has made any arrangements in connection with the Offer to provide holders of Shares access to Purchaser’s corporate files or to obtain counsel or appraisal services at their expense. For discussion of dissenters’ rights, see “Special Factors—Section 7. Appraisal Rights.”

Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts during the past two years between the Offeror or William H. Lyon, on the one hand, and Lyon Homes or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of any class of Lyon Homes’ securities, an election of Lyon Homes’ directors, or a sale or other transfer of a material amount of assets of Lyon Homes, nor, to the best knowledge of the Offeror and William H. Lyon, have there been any negotiations or material contacts between (i) any affiliates of Lyon Homes or (ii) Lyon Homes or any of its affiliates and any person not affiliated with Lyon Homes who would have a direct interest in such matters.

Except as set forth in this Offer to Purchase, neither the Offeror nor William H. Lyon has since the date hereof had any transaction with Lyon Homes or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

The Offeror does not intend to tender his Shares in the Offer, and the Trusts have agreed with the Offeror not to tender any Shares owned by the Trusts or otherwise transfer or dispose of such Shares during such time as the Offer is pending. As of the date hereof, the Offeror and William H. Lyon have no knowledge as to whether or not any executive officer, director and/or affiliate of Lyon Homes, other than the Offeror and the Trusts, intends to tender Shares in the Offer.

As of the date hereof, the Offeror and William H. Lyon have no knowledge of any executive officer, director and/or affiliate of Lyon Homes, other than the Offeror and William H. Lyon, making a recommendation either in support of or opposed to the Offer or the Merger.

9. Source and Amount of Funds.

The Offeror will need approximately $267,000,000 to purchase in the Offer and the Merger the Shares not already owned by the Offeror and the Trusts (including Shares that may be acquired pursuant to the exercise of vested in-the-money options currently outstanding to purchase Shares), to pay related fees and expenses, to fund an interest reserve requirement imposed by the lenders and to pay all amounts owing by the Offeror and the 1987 Trust to Lehman Derivatives upon settlement of the Forward Contracts. See “Special Factors—Section 10. “Transactions and Agreements Concerning the Shares.”

The Offeror has obtained a financing commitment from Lehman to provide him with up to $267,000,000 in debt financing in connection with the Offer and the Merger in the form of a five-year term loan credit facility (the “Term Loan”). The Term Loan may be syndicated to a group of lenders, and LCPI will act as the arranger and Administrative Agent (the “Administrative Agent”). The funds will be used by the Offeror to acquire the Shares in the Offer and, subsequent to the consummation of the Offer, to make a capital contribution to a new Delaware corporation to pay for the Shares to be cashed out pursuant to the Merger. The Offeror believes that the proceeds of the Lehman financing will be sufficient to fund the acquisition of all Shares tendered in the Offer, the payment for any remaining shares pursuant to the Merger, the payment of related fees and expenses, the funding of an interest reserve requirement imposed by the lenders and the payment of amounts due on behalf of the Offeror and the 1987 Trust upon settlement of the Forward Contracts.

The Offer is subject to the condition that the Offeror receive the proceeds under the financing commitment from Lehman. There is a possibility that the Offeror will not obtain such funds due to various conditions in the commitment letter from Lehman to the Offeror (the “Commitment Letter”) not being met. The Offeror currently has no other financing arrangements or alternative financing plans in place in the event that funding pursuant to the Commitment Letter is unavailable.

The facility will be secured by a first priority security interest in:

•	the Offeror’s direct and indirect limited partnership interests in certain partnerships (the “Property Partnerships”) which own certain properties (the “Properties”);

•	the Offeror’s interests in the general partners of the Partnership Properties;

•	a portion of the Offeror’s capital stock of Lyon Homes; and

•	an interest reserve account.

The purpose of the Term Loan is to acquire all Shares tendered in the Offer, to pay for any remaining shares pursuant to the Merger, to pay any related fees and expenses, to fund an interest reserve requirement imposed by the lenders and to pay any amounts due on behalf of the Offeror and the 1987 Trust upon settlement of the Forward Contracts.

The Offeror may elect that interest applicable to the loan be based on the “Base Rate” or the “Eurodollar Rate.” The Base Rate is the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 (or such other comparable page as may, in the opinion of the Administrative Agent, replace such page for the purpose of displaying such rate), as in effect from time to time, and (ii) the federal funds effective rate from time to time plus 0.5%. The Eurodollar Rate is the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for one, two, three or six months (as selected by the Offeror) are offered in the interbank eurodollar market. In each case, the interest payable will also include an applicable margin which increases over the term of the loan and differs based on whether the loan is a Base Rate loan or a Eurodollar Rate loan. In the case of loans bearing interest based on the Base Rate, interest in payable quarterly in arrears. In the case of loans bearing interest at the Eurodollar Rate, interest is due on the last day of each relevant interest period and, in the case of an interest period longer than three months, on each successive date three months after the first day of such interest period. The Term Loan matures five years from the date on which it is funded, however, if the Offeror is unable to obtain certain consents prior to the first anniversary of the closing date of the financing, the maturity date of the Term Loan will be the first anniversary of the closing date of the financing (subject to a six-month extension if certain prepayment thresholds are met). Certain amounts received by the Offeror in respect of the Properties must be used first to fund a required interest reserve account and then to prepay the loan.

Funding of the Term Loan will be subject to satisfaction in full of the following initial conditions:

•	The Offeror and each Property Partnership, and each entity directly or indirectly controlled by the Offeror that directly or indirectly owns or control such a Property Partnership (collectively, “Property Partnership Group Members”) shall have executed and delivered satisfactory definitive financing documentation with respect to the Term Loan;

•	The Administrative Agent shall have received satisfactory evidence that the Offer has been announced on terms reasonably satisfactory to the Administrative Agent;

•	The Administrative Agent shall have received all consents necessary for each of the lenders to the Properties (the “Existing Lenders”) (i) confirming that each of the outstanding bonds, second lien debt and third lien debt secured by such Properties (“Existing Property Debt”) will not be defaulted or accelerated (x) upon the grant of a security interest in the direct general partnership interests and limited partnership interests in favor of the Administrative Agent, (y) in the event that Administrative Agent sells the collateral to any eligible assignee agreed upon between Administrative Agent and the Existing Lenders or (z) upon the foreclosure on the collateral by the Administrative Agent, (ii) agreeing to provide the Administrative Agent with notice of any default or event of default or cure rights with respect to Existing Property Debt, and (iii) agreeing to accept prepayment of the Existing Property Debt from the Administrative Agent; provided that, in the event that the Offeror has used his best efforts to obtain such consents, but the Existing Lenders have not agreed to provide such consents, the Offeror shall (1) deliver to the Administrative Agent all consents necessary from each of the Existing Lenders confirming that the Existing Property Debt will not be defaulted or accelerated upon the grant of a security interest in the direct general partnership interests and limited partnership interests owned by the Offeror in favor of the Administrative Agent, agreeing to provide the Administrative Agent with notice of any default or event of default and cure rights with respect to the Existing Property Debt, and agreeing to accept prepayment of the Existing Property Debt from the Administrative Agent at any time, including, without limitation, after any default or event of default under the relevant loan documents at a price determined in accordance with the terms of such loan documents and (2) use his best efforts to obtain all consents necessary from the Existing Lenders agreeing to permit the Administrative Agent to purchase the Existing Property Debt, to the extent permitted by applicable law, upon a default thereunder at par, together with all interest, fees and penalties due and payable thereon or to replace such Existing Lender as credit enhancement provider, as applicable, in each case, in accordance with the applicable loan documents. In the event these consents are not obtained prior to the closing date of the financing, subject to certain conditions, the applicable margin may increase and the maturity date may be advanced;

•	The Administrative Agent shall have received consents from each general and limited partner which is not directly or indirectly owned and controlled by the Offeror (i) consenting to the actions referred to in the previous bullet point, (ii) consenting to the sale of the Properties by the Administrative Agent after a default or event of default under the Loan documentation, and (iii) acknowledging customary matters relating to the Property Partnerships, in form and substance reasonably satisfactory to the Administrative Agent;

•	The Administrative Agent shall have received satisfactory evidence that the Offeror has issued irrevocable instructions to deposit a portion of the proceeds of the Term Loan in an amount equal to the interest reserve into an interest reserve account on the closing date;

•	The Administrative Agent shall have received third party MAI appraisal reports reflecting condominium valuation for certain properties reasonably satisfactory to the Administrative Agent;

•	The lenders, the Administrative Agent and the arranger shall have received all fees required to be paid on or before the closing date, and the Administrative Agent shall have received reimbursement of all out-of-pocket expenses of the arranger and the Administrative Agent payable by the Offeror in connection with the Term Loan;

•	All documents and instruments required to perfect the Administrative Agent’s first priority security interest in the collateral (including delivery of stock certificates, together with undated stock powers executed in blank) shall have been executed and be in proper form for filing;

•	The lenders shall have received such legal opinions (including opinions (i) from counsel to the Offeror, and (ii) from such special and local counsel as may be required by the Administrative Agent), documents and other instruments as are customary for transactions of this type or as they may reasonably request;

•	The accuracy in all material respects of all representations and warranties in the credit documentation (including, without limitation, the material adverse change and litigation representations, and “material adverse change” means any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (i) the Offer and the Merger, (b) the financial condition of the Offeror, (c) the business, assets, property or condition (financial or otherwise) of the Property Partnerships or Lyon Homes, or (d) the validity or enforceability of any of the credit documentation or the rights and remedies of the Administrative Agent and the lenders thereunder); and

•	There being no default or event of default in existence at the time of, or after giving effect to the making of, the loans.

The commitments under the Commitment Letter are subject to the following additional conditions:

•	There not occurring or becoming known to Lehman any material adverse condition or material adverse change in or affecting the financial condition of the Offeror or the business, operations, property or condition (financial or otherwise) of the Property Partnerships, taken as a whole, or Lyon Homes and its subsidiaries, taken as a whole;

•	Lehman not becoming aware of any information or other matter (including any matter relating to financial models and underlying assumptions relating to Lyon Homes’ projections) affecting the Offeror, the Property Partnerships, Lyon Homes or the transactions contemplated by the Commitment Letter that in Lehman’s judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to Lehman prior to the date of the Commitment Letter;

•	There not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in Lehman’s judgment, could materially impair the syndication of the Term Loan;

•	Lehman’s satisfaction that prior to and during the syndication of the Term Loan there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Offeror, any of the Property Partnerships or Lyon Homes or any affiliate thereof;

•	The negotiation, execution and delivery on or before May 1, 2006 of definitive documentation with respect to the Term Loan satisfactory to Lehman and its counsel;

•	The Offeror’s compliance with its covenants and agreements contained in the Commitment Letter and the correctness of the Offeror’s representations and warranties contained in the Commitment Letter; and

•	Lehman’s right to participate with the Offeror and his representatives in discussions with the Existing Lenders to obtain required third party consents.

The Offeror must make certain affirmative and negative covenants under the credit documentation.

This summary of the Term Loan does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is filed as an exhibit to the Schedule TO and which is incorporated herein by reference, and any further documents or instruments that the Offeror may enter into in connection with the Term Loan.

Currently, the Offeror expects to repay the Term Loan out of the cash flow generated by the Properties and dividends or other distributions made by Lyon Homes in the future.

10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.

Participation In Future Growth. If you tender your Shares in the Offer, you will not have the opportunity to participate in the future earnings, profits and growth of Lyon Homes and will not have the right to vote on corporate matters relating to Lyon Homes. If the Offer and the Merger are completed, the Offeror and the Trusts together will own a 100% interest in the net book value and net earnings of Lyon Homes and will benefit from any future increase in the value of Lyon Homes. Similarly, the Offeror and the Trusts will bear the risk of any decrease in the value of Lyon Homes and you will not face the risk of a decline in the value of Lyon Homes.

Effect On The Market For The Shares. The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

NYSE Listing. The Shares are currently listed and traded on the NYSE, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. If the Shares were to cease to be listed on the NYSE, the market for the Shares could be adversely affected. It is possible that the Shares would be traded or quoted on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Lyon Homes to the SEC if the Shares are not listed on a national securities exchange or quoted on the Nasdaq National Market and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would reduce the information required to be furnished by Lyon Homes to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to the “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of Lyon Homes and persons holding “restricted securities” of Lyon Homes may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for SEC reporting. The Offeror and William H. Lyon currently intend to seek to cause Lyon Homes to terminate the registration of the Shares under the Exchange Act and to de-list the Shares from the NYSE as soon as practicable after the purchase of Shares pursuant to the Offer if the requirements for termination of registration are met. Once the Merger is consummated, Lyon Homes will no longer have any publicly traded equity securities outstanding, and Lyon Homes will terminate the registration of the Shares under the Exchange Act and de-list the Shares from the NYSE.

Despite the fact that Lyon Homes will terminate the registration of the Shares under the Exchange Act, Lyon Homes is obligated, under the terms of certain debt agreements, to continue voluntarily filing certain information with the SEC so long as those debt instruments remain outstanding. The information that must be filed by Lyon Homes is limited to quarterly and annual financial information that would be required to be contained in Forms 10-Q and 10-K (including, with respect to the annual information, a report on the annual financial statements by Lyon Homes’ certified independent accountants) and all current reports that would be required to be filed on Form 8-K.

Margin Securities. The Shares currently qualify as “margin securities” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of these securities. Following the Offer, depending on whether Lyon Homes can remain listed on the NYSE (which in turn depends, in part, on the total number of Shares outstanding not held by the Offeror and his affiliates and the total number of holders of the Shares other than the Offeror and his affiliates), it is possible that the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

11. Fees and Expenses.

Except as set forth below, neither the Offeror nor William H. Lyon will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. However, the Offeror will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred by them in forwarding material to their customers.

The Offeror has engaged Lehman Brothers Inc. to act as Dealer Manager in connection with the Offer. The Offeror will pay Lehman Brothers $120,000 as compensation for such services and will reimburse the Dealer Manager for its reasonable out-of-pocket expenses. The Offeror will also indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

Lehman Brothers has also provided certain financial advisory services to the Offeror in connection with the Offer and the Merger. The Offeror will pay Lehman Brothers a fee of $2,000,000 as compensation for such services upon the closing of the Merger. The Offeror has agreed to reimburse Lehman Brothers for its reasonable expenses in connection with its engagement, including the fees and expenses of its legal counsel, and to indemnify Lehman Brothers and its affiliates against liabilities and expenses arising out of or in connection with its engagement.

The Offeror has retained Georgeson Shareholder Communications Inc. as the Information Agent and Computershare Trust Company of New York as the Depositary, in each case in connection with the Offer. The Offeror has also retained Computershare Trust Company of New York as the payment agent in connection with the Merger (the “Payment Agent”).

As compensation for its services in connection with the Offer, the Offeror will pay the Information Agent a fee of $7,500, plus reasonable and customary compensation for services in connection with the Offer, plus reimbursement for certain out-of-pocket expenses. The Offeror will also indemnify the Information Agent against certain liabilities and expenses in connection with the Offer. As compensation for its services in connection with the Offer, the Offeror will pay the Depositary a fee of $20,000, plus reasonable and customary compensation for services in connection with the Offer, plus reimbursement for out-of-pocket expenses. The Offeror will also indemnify the Information Agent against certain liabilities and expenses in connection with the Offer. As compensation for its services in connection with the Merger, the Offeror will pay the Payment Agent a fee of $5,000, plus reasonable and customary compensation for services in connection with the Merger, plus reimbursement for out-of-pocket expenses. The Offeror will also indemnify the Payment Agent against certain liabilities and expenses in connection with the Merger.

The Information Agent or the Dealer Manager may contact holders of Shares by mail, telephone, facsimile, e-mail and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

The following is an estimate of fees and expenses to be incurred by the Offeror in connection with the Offer and the Merger:

Filing Fees	$45,700
Dealer Manager	150,000
Depositary	20,000
Information Agent	15,000
Payment Agent	7,500
Legal, Printing and Miscellaneous	7,051,800

Total	$7,290,000

12. Conditions to the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Offeror’s rights to extend and amend the Offer at any time in his sole discretion, the Offeror shall not be required to accept for payment, purchase or pay for, subject to any applicable rule and regulation of the SEC, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Shares not then paid for, if at the Expiration Date, any of the following events shall have occurred:

•	a majority of the outstanding Shares owned by stockholders other than the Offeror, the Trusts and the officers and directors of Lyon Homes prior to commencement of the Offer, including Shares issued upon the exercise of vested options prior to the expiration of the Offer, shall not have been validly tendered in the Offer, or shall have been validly tendered but withdrawn;

•	there shall not have been validly tendered and not withdrawn sufficient Shares such that the tendered Shares, together with the Shares already owned by the Offeror and the Trusts, would represent at least 90% of the Shares outstanding upon expiration of the Offer;

•	The Offeror shall have failed to receive the loan proceeds under his financing commitment from Lehman;

•	Lyon Homes shall have issued any additional shares of any class of its equity stock, or rights to acquire such shares, to any person other than the Offeror or his affiliates from and after the date of this Offer to Purchase, other than pursuant to outstanding options or other rights or agreements that have been publicly disclosed by Lyon Homes prior to the date of this Offer to Purchase, and other than options issued to employees or directors in the ordinary course of business consistent with past practice;

•	the Offeror shall have failed to obtain all consents from third parties required in connection with the consummation of the Offer and the Merger;

•	any preliminary or permanent judgment, order, decree, ruling, injunction, action, proceeding or application shall be pending or threatened before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, which would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Offer or the Merger or materially impair the contemplated benefits of the Offer or the Merger to the Offeror;

•	any statute, including without limitation any state anti-takeover statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable or asserted to be applicable to the Offer or the Merger, which would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Offer or the Merger or materially impair the contemplated benefits of the Offer or the Merger to the Offeror;

•	there shall have occurred any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, assets, property or condition (financial or otherwise) of Lyon Homes;

•	there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war (whether or not declared), acts of terrorism, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	Lyon Homes and the Offeror shall have reached an agreement or understanding that the Offer be terminated or amended or the Offeror (or one of his affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire Lyon Homes by merger or similar business combination, or purchase of Shares or assets of Lyon Homes;

•	there shall have occurred or be in existence any other event, circumstance or condition which, in the reasonable judgment of the Offeror, would prevent the Offeror from effecting the Merger following the completion of the Offer; or

•	Lyon Homes shall have filed for bankruptcy or another person shall have filed a bankruptcy petition against Lyon Homes which is not dismissed within two business days.

Based upon the 8,652,067 shares of Common Stock reported by Lyon Homes to be outstanding as of February 28, 2006 and assuming the exercise of all outstanding options prior to consummation of the Offer, the Majority of the Minority Condition would be satisfied if 1,104,114 Shares were validly tendered and not withdrawn in the Offer. The 90% Condition would be satisfied if 1,635,727 Shares were validly tendered and not withdrawn in the Offer. This represents 65.3% of the outstanding Shares not owned by the Offeror and the Trusts.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror) giving rise to any such conditions or, except for the Majority of the Minority Condition, may be waived by the Offeror in whole or in part at any time and from time to time in the Offeror’s reasonable discretion. The determination as to whether any condition has occurred shall be the sole and reasonable judgment of the Offeror and will be final and binding on all parties. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, the Offeror shall not purchase Shares in the Offer if the Majority of the Minority Condition is not satisfied. In no event will the Offeror waive the Majority of the Minority Condition.

A public announcement will be made of a material change in, or waiver (if permitted) of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. See “The Offer—Section 1. Terms of the Offer; Expiration Date.” All conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period

Should the Offer be terminated pursuant to any of the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

13. Certain Legal Matters

General. Except as described in this Section, based on a review of publicly available filings made by Lyon Homes with the SEC, the Offeror is not aware of any license, franchise or regulatory permit that is material to the business of Lyon Homes and that would be materially adversely affected by the Offeror’s acquisition of Shares pursuant to the Offer, or of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the purchase of Shares pursuant to the Offer or of the Offeror’s acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, except as described below under “—State Takeover Laws.” While the Offeror does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to Lyon Homes’ business or that certain parts of Lyon Homes’ business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action, any of which could cause the Offeror to elect to terminate the Offer without the purchase of Shares thereunder. If certain types of adverse action are taken with respect to the matters discussed below, the Offeror may decline to accept for payment or pay for any Shares tendered.

State Takeover Laws. Lyon Homes and certain of its subsidiaries conduct business in a number of states throughout the United States, some of which have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, stockholders and/or a principal place of business in such states. In Edgar v. Mite Corp., the Supreme Court of the United States held that the Illinois Business Takeover Statute, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of stockholders in and is incorporated under the laws of such state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Lyon Homes is incorporated under the laws of the state of Delaware. Generally, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless the board of directors of the target approves the business combination prior to the date the person becomes an interested stockholder. The restrictions of Section 203 do not apply, however, if upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers of the corporation and shares owned by certain employee stock plans). Assuming that the 90% Condition is satisfied and the Offer is consummated, the Offeror believes that the Merger will not be subject to the restrictions of Section 203, as the Offeror expects that the corporation, to be merged with and into Lyon Homes pursuant to Section 253 of the DGCL, will initially acquire and own at least 85% of the outstanding common stock of Lyon Homes.

Lyon Homes conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Offeror has not determined whether any of these state takeover laws and regulations will by their terms apply to the Offer or the Merger, and, except as set forth above, the Offeror has not presently sought to comply with any state takeover statute or regulation. The Offeror reserves the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Merger, and neither anything in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. In the event it is established that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, the Offeror might be required to file certain information with, or to receive approval from, the relevant state authorities, and the Offeror might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In addition, if enjoined, the Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Offeror may not be obligated to accept for payment any Shares tendered. See “The Offer—Section 12. Conditions to the Offer.”

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Offeror does not believe that the purchase of Shares by the Offeror in the Offer and the Merger is subject to such requirements. Although the Offeror does not believe that this transaction is subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Offeror pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares by the Offeror pursuant to the Offer or the Merger or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Offeror or Lyon Homes. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. The Offeror does not believe that the purchase of Shares by the Offeror pursuant to the Offer or the Merger will result in a violation of any antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

14. Miscellaneous

The Offer is being made to all holders of Shares other than the Offeror. The Offeror is not aware of any jurisdiction where the making of the Offer is prohibited by the laws of such jurisdiction (including pursuant to administrative or judicial action pursuant to any valid state statute). If the Offeror becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Offeror will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Offeror cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by Lehman Brothers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The Offeror has filed with the SEC a Tender Offer Statement on Schedule TO, together with all exhibits thereto, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, including the information required by Rule 13e-3 under the Exchange Act, and may file amendments thereto. The Tender Offer Statement on Schedule TO also constitutes a Schedule 13e-3 filed by the Offeror and William H. Lyon, and an amendment to Schedule 13D with respect to the Offeror.

Lyon Homes is required to file a Solicitation/Recommendation Statement on Schedule 14D-9, together with all exhibits thereto, pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for such recommendation, and furnishing certain additional related information. The Schedule 14D-9 contains important information that Lyon Homes believes is necessary for its stockholders to make a decision with respect to the Offer, and the Offeror urges all Lyon Homes stockholders to carefully review the Schedule 14D-9. The Schedule 14D-9, when it becomes available, and any amendments thereto, including any exhibits, may be inspected, and copies may be obtained, in the manner set forth in “The Offer—Section 7. Certain Information Concerning Lyon Homes,” and the Schedule TO and any amendments thereto, including any exhibits, may be inspected, and copies may be obtained, in the manner set forth in “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon.”

No person has been authorized to give any information or make any representation on behalf of the Offeror not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

WILLIAM LYON

March 17, 2006

SCHEDULE A

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§262 APPRAISAL RIGHTS.—(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest that the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder of Lyon Homes or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, NY 10268-1010	For Eligible Institutions Only: (212) 701-7636 For Confirmation Only Telephone: (212) 701-7600	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor New York, New York 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll Free: (800) 868-1362

The Dealer Manager for the Offer is:

745 Seventh Avenue

Attn: Equity Corporate Services

New York, NY 10019

Call Toll Free: (888) 610-5877